Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and among

JW CELTICS INVESTMENT CORP.,

JW CYCLE, INC.

and

CYCLERION THERAPEUTICS, INC.

Dated as of May 11, 2023

ASSET PURCHASE AGREEMENT

i

List of Exhibits and Schedules

DISCLOSURE SCHEDULES

Exhibit A	—	Form of Voting Agreement
Exhibit B	—	Bill of Sale and Assignment and Assumption Agreement
Exhibit C	—	Stockholder Agreements
Exhibit D	—	Domain Name Assignment Agreement
Exhibit E	—	Employee Expenses Allocation Schedule
Exhibit F		Patent Assignment Agreement
Exhibit G	—	Cyclerion Stockholder Letter
Exhibit H	—	Buyer Parent Purchase Agreement
Exhibit I-1	—	Cyclerion IND 147088 FDA Letter
Exhibit I-2	—	Cyclerion IND 138999 FDA Letter
Exhibit I-3	—	Cyclerion IND 155952 FDA Letter
Exhibit J	—	Cyclerion Orphan Designation Letter
Exhibit K	—	Transition Services Agreement
Exhibit L-1	—	Buyer IND 147088 FDA Letter
Exhibit L-2	—	Buyer IND 138999 FDA Letter
Exhibit L-3	—	Buyer IND 155952 FDA Letter
Exhibit M	—	Buyer Orphan Designation Letter

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of May 11, 2023, is entered into by and among JW Celtics Investment Corp. (“Buyer Parent”), a Delaware corporation, JW Cycle Inc. (“Buyer” and collectively with Buyer Parent, the “Buyers”), a Delaware corporation, and Cyclerion Therapeutics, Inc. (“Cyclerion”), a Massachusetts corporation.  “Party” or “Parties” means Buyer Parent, Buyer or Cyclerion, individually or collectively, as the case may be.  Each capitalized term used and not elsewhere defined herein has the meaning set forth in Section 1.1.

W I T N E S S E T H:

WHEREAS, Cyclerion owns certain assets comprising the Purchased Assets;

WHEREAS, Cyclerion desires to sell, transfer and assign the Purchased Assets and the Assumed Liabilities to Buyer and Buyer wishes to purchase, acquire and assume the Purchased Assets and the Assumed Liabilities on the terms and conditions set forth in this Agreement;

WHEREAS, concurrently herewith, each equityholder (and certain affiliates of any such equityholder) of a Buyer Group entity that is also an equityholder of Cyclerion has executed and delivered to Cyclerion, a duly signed voting agreement in the form attached hereto as Exhibit A with respect to voting at the Stockholders Meeting all shares of Cyclerion Common Stock that such person owns or otherwise has the right to vote in favor of the approval and authorization of this Agreement and the transactions relating hereto (each, a “Voting Agreement”); and

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements, provisions and covenants contained in this Agreement, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

Section 1.1.          General.  As used in this Agreement, the following terms shall have the following meanings:

(1)	“Acquisition Agreement” shall have the meaning set forth in Section 6.8(e).

(2)
“Acquisition Proposal” means, other than the transactions contemplated hereby, any inquiry, proposal, indication of interest or offer (whether written or oral) with respect to any direct or indirect: (i) purchase or sale, in a single transaction or a series of related transactions, of Cyclerion’s Common Stock representing more than twenty-five percent (25%) of the voting power in Cyclerion, other than pursuant to that certain Stock Purchase Agreement, dated March 31, 2023, by and between Cyclerion and Mr. Peter M. Hecht; (ii) merger, consolidation, other business combination, reorganization, recapitalization, share exchange, dissolution, liquidation or similar transaction involving Cyclerion or its Subsidiary; (iii) purchase or sale of assets, businesses, securities or ownership interests (including the securities of Cyclerion’s Subsidiary) representing more than twenty-five percent (25%) of the net assets of Cyclerion, taken as a whole, or of Cyclerion and its Subsidiary, taken as a whole, other than pursuant to this Agreement; (iv) spin-off, sale or license of any assets of Cyclerion or its Subsidiary related to either of the Purchased Programs, whether specific to those assets or as part of a sale of a larger set of assets, which spin-off, sale or license would reasonably be expected to impede, interfere with, prevent or materially delay the transactions contemplated hereby; or (v) any tender offer or exchange offer in which any Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) offers to acquire beneficial ownership, or the right to acquire beneficial ownership, of twenty-five percent (25%) or more of the outstanding shares of Common Stock.

(3)
“Action” means any demand, action, audit, claim, suit, countersuit, arbitration, inquiry, subpoena, case, litigation, proceeding or investigation (whether civil, criminal, administrative or investigative) by or before any court or grand jury, any Governmental Entity or any arbitration or mediation tribunal.

(4)
“Affiliate” means, when used with respect to a specified Person and at a point in, or with respect to a period of, time, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person at such point in or during such period of time.  For the purposes of this definition, “control”, when used with respect to any specified Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by Contract or otherwise.  It is expressly agreed that no Party or member of its Group shall be deemed to be an Affiliate of the other Party or a member of such other Party’s Group solely by reason of having common stockholders or one or more directors or officers in common.

(5)	“Agreement” shall have the meaning set forth in the Preamble.

(6)
“Ancillary Agreements” means the Stockholders Agreements, the Buyer Parent Purchase Agreement, the Cyclerion Stockholder Letter, each Voting Agreement, the FDA Letters, the Orphan Designation Letters, the Transition Services Agreement, all Conveyancing and Assumption Instruments, the Novation and Waiver Agreement and any and all other agreements entered into by the Parties or members of their respective Groups (but as to which no Third Party is a party) in connection with this Agreement or the other transactions contemplated by this Agreement.

(7)
“Assets” means all rights, title and ownership interests in and to all rights, properties, claims, Contracts, businesses, or assets (including goodwill), wherever located (including in the possession of vendors or other third parties or elsewhere), of every kind, character and description, whether real, personal or mixed, tangible or intangible, whether accrued, contingent or otherwise, in each case, whether or not recorded or reflected on the books and records or financial statements of any Person.

(8)	“Assume,” “Assumed” and “Assumption” shall have the respective meanings set forth in Section 2.3.

(9)	“Assumed Contracts” shall have the meaning set forth in Section 2.1(b).

(10)
“Assumed Liabilities” means: (i) the Employee Expenses; (ii) the R&D Expenses; (iii) Liabilities under the Assumed Contracts to the extent relating to the period after the Closing Date; (iv) any and all Liabilities relating to the PTC Grant, whether incurred prior to or after the Closing; (v) 50% of any Transfer Taxes (in accordance with Section 6.11(b)); and (vi) any Liabilities relating to the Purchased Assets, Assumed Liabilities or the Purchased Programs to the extent relating to the period after the Closing Date.

(11)	“Assumed Names and Marks” shall have the meaning set forth in Section 6.6.

(12)	“Backup Compound” means any CNS-penetrant sGC Stimulator that has been declared a development candidate by Cyclerion.

(13)
“Bill of Sale and Assignment and Assumption Agreement” means that certain Bill of Sale and Assignment and Assumption Agreement by and between Cyclerion and Buyer in substantially the form attached hereto as Exhibit B.

(14)	“Board” means the Board of Directors of Cyclerion.

(15)
“Board Recommendation” means the Board’s recommendation that the Cyclerion stockholders authorize and approve this Agreement and the transactions contemplated hereby, including the consideration to be received by Cyclerion.

(16)
“Business Day” means any day other than Saturday or Sunday and any other day on which commercial banking institutions located in the Commonwealth of Massachusetts are required, or authorized by Law, to remain closed.

(17)	“Buyer” shall have the meaning set forth in the Preamble.

(18)	“Buyers” shall have the meaning set forth in the Preamble.

(19)	“Buyer Claim” shall have the meaning set forth in Section 9.1.

(20)	“Buyer Expense Reimbursement” shall have the meaning set forth in Section 8.3(a)(i).

(21)	“Buyer FDA Letters” shall have the meaning set forth in Section 7.3(a)(iv).

(22)	“Buyer Group” means Buyer Parent and each Subsidiary of Buyer Parent.

(23)	“Buyer Hydroxy-Compound Notice” shall have the meaning set forth in Section 6.13(c).

(24)
“Buyer Indemnitees” means the members of the Buyer Group and their respective past, present and future directors, officers, employees and agents, in each case in their respective capacities as such, and each of the heirs, executors, administrators, successors and assigns of any of the foregoing.

(25)	“Buyer Orphan Designation Letter” shall have the meaning set forth in Section 7.3(a)(iv).

(26)
“Buyer Parent Purchase Agreement” means the Series A Preferred Stock Purchase Agreement, dated on or about the date hereof, by and among Buyer Parent and the investors set forth on the signature pages thereto.

(27)	“Buyer Parties” shall have the meaning set forth in Section 8.3(a)(ii).

(28)
“Change of Control” means (i) a purchase or sale, in a single transaction or a series of related transactions, of Cyclerion’s Common Stock representing more than fifty percent (50%) of the voting power in Cyclerion by a Third Party; (ii) a merger, consolidation, other business combination, share exchange, or similar transaction involving Cyclerion or its Subsidiary in which more than fifty percent (50%) of the voting power in Cyclerion is acquired by a Third Party; or (iii) the purchase or sale of assets, businesses, securities or ownership interests (including the securities of Cyclerion’s Subsidiary) representing more than fifty percent (50%) of the net assets of Cyclerion, taken as a whole, or of Cyclerion and its Subsidiary, taken as a whole, other than pursuant to this Agreement, by a Third Party.

(29)	“Claiming Party” shall have the meaning set forth in Section 9.3(b).

(30)	“Closing” shall have the meaning set forth in Section 2.5.

(31)	“Closing Date” shall have the meaning set forth in Section 2.5.

(32)
“Closing Payment” means $8,000,000 plus the amount of any Employee Expenses or R&D Expenses that Buyers are obligated to reimburse Cyclerion for pursuant to this Agreement to the extent such amounts remain unpaid as of the Closing Date.

(33)
“CNS-penetrant sGC Stimulator” means an sGC stimulator with cerebral spinal fluid brain to free plasma ratio of > 0.5 when dosed 1mg/kg at steady state in rat. For clarity, the definition of CNS-penetrant sGC Stimulator specifically excludes the following compounds: praliciguat, olinciguat, and the preclinical candidate MM-500822.

(34)	“Code” means the United States Internal Revenue Code of 1986, as amended.

(35)	“Common Stock” shall have the meaning set forth in Section 3.1.

(36)
“Confidential Information” means, with respect to a Party, all confidential or proprietary information to the extent concerning: (i) such Party or any of its Subsidiaries and (ii) the Purchased Assets, Assumed Liabilities, any Excluded Assets or any Excluded Liabilities, in each case (clauses (i)-(ii)) including any such information furnished pursuant to Article X or otherwise pursuant to this Agreement or any Ancillary Agreement; provided, however, that “Confidential Information” shall not include any information that is (A) in the public domain or known to the public through no fault of the receiving Party or any of its Subsidiaries, (B) lawfully acquired after the Closing Date by the receiving Party or any of its Subsidiaries from Third Parties not known to be subject to confidentiality obligations with respect to such information or (C) independently developed by the receiving Party or any of its Subsidiaries after the Closing Date without reference to any Confidential Information of the disclosing Party or any of its Subsidiaries.  Notwithstanding anything to the contrary in this Agreement, subject to the foregoing proviso, from and after the Closing, all information included in the Purchased Assets and owned or Controlled by Buyer as of the Closing will be the Confidential Information of Buyer, and Buyer will be considered the disclosing Party and Cyclerion the receiving Party with respect thereto.  Furthermore, for the avoidance of doubt, subject to the foregoing proviso, any information that Buyer receives from any Third Party pursuant to a Contract that is retained by Cyclerion regarding Buyer’s technology, products, business or objectives shall be deemed to be Confidential Information of Cyclerion.  Likewise, from and after the Closing, for the avoidance of doubt, subject to the foregoing proviso, any information that Cyclerion received from any Third Party pursuant to an Assumed Contract regarding Cyclerion’s technology, products, business or objectives shall be deemed to be Confidential Information of Buyer.

(37)
“Consents” means any consents, waivers, notices, reports or other filings to be obtained from or made, including with respect to any Contract, or any registrations, licenses, permits, authorizations to be obtained from, or approvals from, or notification requirements to, any Third Parties, including any Governmental Entity.

(38)	“Consideration Shares” shall have the meaning set forth in Section 3.1.

(39)
“Contract” means any agreement, contract, subcontract, obligation, binding understanding, note, indenture, instrument, option, lease, promise, arrangement, release, warranty, license, sublicense, insurance policy, benefit plan, purchase order or legally binding commitment or undertaking of any nature (whether written or oral and whether express or implied).

(40)
“Control” means, with respect to any Intellectual Property, the possession by a Party or its Affiliates (whether by ownership or license, other than a license granted pursuant to this Agreement) of, (i) with respect to any tangible Know-How, the legal authority or right to possession of such tangible Know-How, with the right to provide such tangible Know-How to the other Party on the terms set forth herein, or (ii) with respect to Patents and intangible Know-How, or other Intellectual Property, the legal authority or right to grant a license, sublicense, access, or right to use (as applicable) to the other Party under such Patents, intangible Know-How, or other Intellectual Property on the terms set forth herein, in each case ((i) and (ii)), without breaching or otherwise violating the terms of any Contract with a Third Party in existence as of the Closing Date.

(41)
“Conveyancing and Assumption Instruments” means, collectively, the various Contracts by and between or among Cyclerion, on the one hand, and any member(s) of the Buyer Group, on the other hand, including the Bill of Sale, Assignment and Assumption Agreement, Domain Name Assignment Agreement, Patent Assignment Agreement, and other documents entered into prior to the Closing Date and to be entered into, in each case to effect the transfer of Assets and the Assumption of Liabilities in the manner contemplated by the Transaction Agreements, in such form or forms as the applicable parties thereto agree.

(42)	“Copyrights” shall have the meaning set forth in Section 1.1(80).

(43)	“Cyclerion” shall have the meaning set forth in the Preamble.

(44)	“Cyclerion Adverse Recommendation Change” shall have the meaning set forth in Section 6.8(e).

(45)	“Cyclerion Claim” shall have the meaning set forth in Section 9.2.

(46)	“Cyclerion Common Stock” means the common stock of Cyclerion, no par value.

(47)	“Cyclerion Competing Product” shall have the meaning set forth in Section 6.13(a).

(48)	“Cyclerion FDA Letters” shall have the meaning set forth in Section 7.2(a)(iii).

(49)	“Cyclerion Hydroxy-Compound Notice” shall have the meaning set forth in Section 6.13(c).

(50)
“Cyclerion Indemnitees” means Cyclerion, its Subsidiary, and their respective past, present and future directors, officers, employees and agents, in each case in their respective capacities as such, each of the heirs, executors, administrators, successors and assigns of any of the foregoing.

(51)	“Cyclerion Orphan Designation Letter” shall have the meaning set forth in Section 7.2(a)(iii).

(52)	“Cyclerion Parties” shall have the meaning set forth in Section 8.3(a)(ii).

(53)	“Cyclerion Stockholder Letter” means the letter agreement by and between Cyclerion and Buyer Parent in the form attached hereto as Exhibit G.

(54)	“Direct Claim” shall have the meaning set forth in Section 9.3(a)(ii).

(55)
“Disclosure Schedules” means the final disclosure schedules to this Agreement that are being executed and delivered by Buyer, Buyer Parent and Cyclerion, as applicable, in connection with the execution and delivery of this Agreement.

(56)	“Domain Name Assignment Agreement” means that certain Domain Name Assignment Agreement by and between Cyclerion and Buyer in substantially the form attached hereto as Exhibit D.

(57)
“Employee Expenses” means any and all direct and indirect costs and expenses relating to the employment of the Employees, including, salary or other base pay and the employer portion of payroll taxes in connection with the foregoing, costs incurred in connection with providing and administering retirement benefits and health and welfare benefits, and overhead expenses (including without limitation IT, HR and payroll expenses) that are allocated to such Employees pursuant to an Allocation Schedule as set forth in Exhibit E, in each case that are incurred from and after the date of this Agreement through and including the applicable Employee Expenses End Date; provided, however, that Employee Expenses shall exclude (i) any severance or termination costs attributable to any Employees or any other employees or other service providers of Cyclerion who do not become Transferred Employees regardless of when such severance or termination costs are incurred, (ii) any direct or indirect costs or expenses incurred or accrued with respect to any Employees with respect to any time period prior to the date of this Agreement and (iii) with respect to the period after the Closing Date through and including the applicable Employee Expenses End Date, any amounts paid from any of Cyclerion’s third party disability insurance providers to any Inactive Employees.

(58)	“Employee Expenses End Date” shall have the meaning set forth in Section 6.5(a).

(59)	“Employees” means the individuals listed on Section 1.1(59) of the Disclosure Schedules.

(60)
“Encumbrance” means any charge, claim, condition, equitable interest, lien, encumbrance, option, pledge, security interest, hypothecation, mortgage, right of first refusal, or any restriction on use, voting, transfer, receipt of income, right of set-off, title retention, or exercise of any other attribute of ownership.

(61)
“Equity Financing” means the purchase and sale of the First Tranche Shares (as defined in the Buyer Parent Purchase Agreement) and the consummation of the Second Tranche, each pursuant to the terms of the Buyer Parent Purchase Agreement.

(62)	“Exchange Act” means the Securities Exchange Act of 1934.

(63)	“Excluded Assets” shall have the meaning set forth in Section 2.2.

(64)	“Excluded Contracts” shall have the meaning set forth in Section 2.2(f).

(65)	“Excluded Liabilities” shall have the meaning set forth in Section 2.4.

(66)
“Excluded Programs” means any and all current or future programs operated by Cyclerion, other than the Purchased Programs, including Cyclerion’s Onlinciguat program, Cyclerion’s Praliciguat program, and Cyclerion’s preclinical programs.

(67)	“FDA” means the United States Food and Drug Administration.

(68)	“FDA Letters” means the Buyer FDA Letters and the Cyclerion FDA Letters.

(69)
“Fully-Diluted Basis” shall mean, as of a specified date, the number of shares of common stock of Buyer Parent then-outstanding plus the number of shares of common stock of Buyer Parent issuable upon exercise or conversion of then-outstanding shares of preferred stock of Buyer Parent.

(70)
“Governmental Entity” means any nation or government, any state, municipality or other political subdivision thereof and any entity, body, agency, commission, department, board, bureau or court, whether domestic, foreign, multinational, or supranational exercising executive, legislative, judicial, regulatory, self-regulatory or administrative functions of or pertaining to government and any executive official thereof.

(71)	“Group” means (i) with respect to Buyer, the Buyer Group and (ii) with respect to Cyclerion, Cyclerion and its Subsidiary, as the context requires.

(72)	“Hydroxy-Compounds” shall have the meaning set forth in Section 6.13(c).

(73)	“Inactive Employee” shall have the meaning set forth in Section 6.5(a).

(74)
“IND” means an Investigational New Drug application required pursuant to 21 C.F.R. Part 312 or any comparable filings outside of the United States required to commence human clinical trials in such country or region, and all supplements or amendments that may be filed with respect to the foregoing.

(75)
“Indemnifiable Losses” means any and all Liabilities, including damages, losses, obligations, penalties, judgments, settlements, claims, payments, fines and other costs and expenses (but excluding consequential, punitive, incidental and similar damages except to the extent paid to a third party) of any and all Actions and demands, assessments, judgments, settlements and compromises relating thereto and the reasonable fees and expenses of attorneys, accountants, consultants and other professionals incurred in the investigation or defense thereof or the enforcement of rights hereunder.

(76)	“Indemnifying Party” means, with respect to any Direct Claim or Third Party Claim, the Party which is or may be required pursuant to Article IX to provide indemnification pursuant to such claim.

(77)
“Indemnitee” means, with respect to any Direct Claim or Third Party Claim, the Buyer Indemnitee or Cyclerion Indemnitee, as the case may be, that may be entitled to indemnification hereunder with respect to such claim.

(78)	“Indemnity Payment” shall have the meaning set forth in Section 9.4(a).

(79)
“Insurance Proceeds” means those monies (i) received by an insured from a Third Party insurance carrier or (ii) paid by a Third Party insurance carrier on behalf of an insured, in either case net of any applicable deductible or retention.

(80)
“Intellectual Property” means all intellectual property, whether registered or unregistered and whether granted, pending or expired, of every kind and description throughout the world, including all U.S. and non-U.S.: (i) trademarks, trade dress, service marks, certification marks, logos, slogans, design rights, names, corporate names, trade names, internet domain names, social media accounts and addresses and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing (collectively, “Trademarks”); (ii) patents and patent applications, and any and all related national or international counterparts thereto and utility models, including any provisionals, divisionals, continuations, continuations-in-part, reissues, reexaminations, substitutions and extensions thereof (including supplementary protection certificates) (collectively, “Patents”); (iii) copyrights and copyrightable subject matter, excluding Know-How (collectively, “Copyrights”); (iv) rights in software and computer systems; (v) all applications and registrations for the foregoing; (vi) trade secrets, and all other confidential or proprietary information, know-how, clinical data, non-clinical data, pre-clinical data, in vitro data, inventions, ideas, processes, formulae and methodologies, excluding Patents (collectively, “Know-How”); and (vii) all rights and remedies against past, present, and future infringement, misappropriation, or other violation thereof.

(81)
“Intervening Event” means any event, fact, circumstance, development or occurrence that affects the business, assets or operations of Cyclerion or its Subsidiary in any material respect that is unknown to, and not reasonably foreseeable by, the Board as of the date of this Agreement and becomes known to the Board prior to obtaining the Stockholder Approval, except that in no event shall an Acquisition Proposal or any event, fact, circumstance, development or occurrence relating to the receipt, existence or terms of an Acquisition Proposal constitute an Intervening Event.

(82)
“Joint Confidentiality Agreement” means any confidentiality agreement between Cyclerion and a prospective purchaser, in each case that relates both to (i) all or any portion of the Purchased Assets and (ii) all or any portion of the Excluded Assets.

(83)	“Know-How” shall have the meaning set forth in Section 1.1(80).

(84)	“Knowledge of Cyclerion” means the actual knowledge of Cheryl Gault and Anjeza Gjino, in each case, following due inquiry.

(85)
“Law” means any applicable U.S. or non-U.S. federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, income tax treaty, order, requirement or rule of law (including common law) or other binding directives promulgated, issued, entered into or taken by any Governmental Entity.

(86)
“Liabilities” means any and all indebtedness, liabilities, costs, expenses, Taxes, interest and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, known or unknown, reserved or unreserved, or determined or determinable, including those arising under any Law, Action, or in connection with any dispute, whether asserted or unasserted, or order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity and those arising under any Contract or any fines, damages or equitable relief which may be imposed and including all costs and expenses related thereto.

(87)
“Material Adverse Effect” means, with respect to Cyclerion, any change, effect, event, occurrence, state of facts or development that, individually or in the aggregate, (x) is materially adverse to the assets, liabilities, business, results of operations or the financial condition of such Person or (y) would materially and adversely affect the ability of Cyclerion to perform its obligations under this Agreement and the other Transaction Agreements; provided, however, that none of the following or the results thereof, either alone or in combination, shall be considered in determining whether there has been a “Material Adverse Effect” or be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there would be a “Material Adverse Effect”: (i) any failure by Cyclerion to meet any internal or published projections, forecasts, budgets or estimates relating to any period, including with respect to revenue, earnings, cash flow or cash position (it being understood that the underlying causes of such failure may, if they are not otherwise excluded from the definition of Material Adverse Effect, be taken into account in determining whether a Material Adverse Effect has occurred), (ii) any adverse change, effect, event, occurrence, state of facts or development attributable to the announcement, pendency or consummation of the transactions contemplated by this Agreement or any of the Ancillary Agreements (including any cancellations of or delays in customer orders, any reduction in sales, any termination or disruption in supplier, distributor, partner or similar relationships, or any loss of employees), (iii) any adverse change, effect, event, occurrence, state of facts or development attributable to conditions affecting (A) the industries in which Cyclerion participates (including industries from which Cyclerion obtains or purchases supplies for use in their products or services) or (B) national, regional, local, international or global economies (including, in each case, legal and regulatory changes), (iv) any adverse change, effect, event, occurrence, state of facts or development resulting from or relating to compliance with the terms of, or the taking of any action pursuant to, in accordance with, or required, by or the inability to take any action prohibited by, this Agreement or any of the other Transaction Agreements, (v) any adverse change, effect, event, occurrence, state of facts or development arising from or relating to any change in accounting requirements or principles or any actual, threatened or proposed change in applicable Laws, rules or regulations or the interpretation or enforcement of any of the foregoing, (vi) political conditions or events or conditions, including the results of primary or general elections, (vii) any adverse change, effect, event, occurrence, state of facts or development arising in connection with natural disasters or acts of nature (including any earthquakes, floods, hurricanes, tropical storms or fires), any national, international or regional calamity, hostilities, civil unrest, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, civil unrest, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof, (viii) the effect of any action taken by Buyer Parent or any of its Subsidiaries with respect to the transactions contemplated hereby, (ix) the effect of the coronavirus (COVID-19) pandemic (or any mutation or variation of the SARS-CoV-2 virus), taking into account any “shelter-in-place” or similar order, directive, or recommendation issued by a Governmental Entity or Cyclerion with respect thereto, (x) any labor strike, stoppage, slowdown, lockout, labor dispute, or the loss, absence, illness, disability, death, quarantine, diminished productivity or work schedule, termination, layoff or furlough of employees, independent contractors or service providers of Cyclerion or its Subsidiary (including in connection with the coronavirus (COVID-19) pandemic (or any mutation or variation of the SARS-CoV-2 virus), taking into account any “shelter-in-place” or similar Order, directive, or recommendation issued by a Governmental Entity), (xi) actions or omissions of Cyclerion that are consented to, following disclosure of all relevant facts and circumstances, or requested by Buyer Parent or any of its Subsidiaries pursuant to the terms of this Agreement, (xii) any adverse change, effect, event, occurrence, state of facts or development to the extent attributable to changes in any financial, debt, credit, capital or banking markets or conditions (including any disruption thereof), or changes in interest, currency or exchange rates or the price of any commodity, security or market index, (xiii) any acts of terrorism, sabotage or war (including the military conflict between Russia and Ukraine and any military conflicts arising therefrom or related thereto), the outbreak or escalation of hostilities, weather conditions, change in geopolitical, political or social conditions, cyberattacks, disruptions in supply chains or other force majeure events, in each case, including any worsening thereof, or (xiv) any items set forth in the Disclosure Schedules hereto); provided that the exceptions in clauses (iii), (v), (vi) and (vii), (xii) (xiii) above shall apply only to the extent such change, effect, event, occurrence, state of facts or development referred to in such exception does not have a materially disproportionate impact on Cyclerion relative to other Persons operating in the industries in which Cyclerion operates.

(88)	“Negotiation Period” shall have the meaning set forth in Section 6.13(c).

(89)	“Non-Separable Information” shall have the meaning set forth in Section 2.5(f).

(90)	“Novation and Waiver Agreement” means that certain Novation and Waiver Agreement, dated May 2, 2023 among Cyclerion, Buyer and the Alzheimer’s Association.

(91)	“Orphan Designation Letters” means the Buyer Orphan Designation Letter and the Cyclerion Orphan Designation Letter.

(92)	“Patents” shall have the meaning set forth in Section 1.1(80).

(93)	“Patent Assignment Agreement” means that certain Patent Assignment Agreement by and between Cyclerion and Buyer in substantially the form attached hereto as Exhibit F.

(94)	“Permits” shall mean all licenses, permits, franchises, approvals, registrations, authorizations, consents or orders of, or filings with, or issued by any Governmental Entity.

(95)
“Permitted Encumbrance” means (i) Encumbrances for Taxes, assessments or other governmental charges or levies which are not yet due and payable (and for which adequate reserves have been made on Cyclerion’s books and records in accordance with GAAP), (ii) statutory or common law Encumbrances to secure landlords, lessors or renters under leases or rental agreements confined to the premises rented, (iii) mechanics’, carriers’, workers’, repairers’ and other similar Encumbrances arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of Cyclerion or the validity or amount of which is being contested in good faith by appropriate proceedings, or pledges, deposits or other Encumbrances securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), (iv) Encumbrances on leases, subleases, easements, licenses, rights of use, rights to access and rights of way arising therefrom or which, individually or in the aggregate, do not or would not materially impair the use or occupancy of the real property or materially detract from the value of Cyclerion, (v) all covenants, conditions, restrictions, easements, charges, rights-of-way, other Encumbrances and other similar matters of record set forth in any state, local or municipal recording or like office which, individually or in the aggregate, do not materially interfere with the present use or materially detract from the value of the properties or assets of Cyclerion, (vi) minor encroachments, including to foundations and retaining walls, variations, if any, between tax lot lines and property lines, and deviations, if any, of fences or shrubs from designated property lines, all of which are insurable or which would be shown by a current accurate survey that do not impair in any material respect the continue use and operation of the real property as is currently used and operated, (vii) any Encumbrances reflected or identified in the most recent financial statements of Cyclerion, and (viii) nonexclusive licenses of Intellectual Property entered into in the ordinary course of business (A) granted to service providers (such as contract research organizations, contract manufacturers, and consultants) for the purpose of enabling them to perform services to Cyclerion (B) granted under material transfer agreements, confidentiality agreements, or evaluation agreements to enable a Third Party to evaluate Cyclerion’s Intellectual Property solely for the purposes of allowing the Third Party to determine whether to pursue a potential transaction, in each case ((A) and (B)), entered into in the ordinary course of business.

(96)
“Person” means an individual, a general or limited partnership, a corporation, a trust, a joint venture, an unincorporated organization, a limited liability entity, any other entity and any Governmental Entity.

(97)	“Pre-Closing Period” shall have the meaning set forth in Section 6.1.

(98)
“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, with respect to any taxable period beginning before and ending after the Closing Date, the portion of such taxable period ending on and including the Closing Date.

(99)	“Preclinical and Clinical Trial Activities” shall have the meaning set forth in Section 6.7(a).

(100)	“Program Indication” means any neuropsychiatric, neurodegenerative and primary mitochondrial genetic disease or disorder, as well as stroke and stroke recovery.

(101)	“Proxy Statement” shall have the meaning set forth in Section 6.9(a).

(102)	“PTC Grant” means the Part the Cloud Grant dated August 15, 2021 between Cyclerion and the Alzheimer’s Association, as modified by the Novation and Waiver Agreement.

(103)
“Purchased Assets” means all of the properties, rights, interests and other tangible and intangible assets of Cyclerion primarily related to the Purchased Programs, as more fully described in Section 2.1, but excluding any of the Excluded Assets.

(104)	“Purchased Intellectual Property” shall have the meaning set forth in Section 2.1(a).

(105)	“Purchase Price” means the Closing Payment plus the Consideration Shares.

(106)	“Purchased Programs” means Cyclerion’s zagociguat program (also known as the CY6463 program) and Cyclerion’s CY3018 program.

(107)	“R&D Expenses” shall have the meaning set forth in Section 6.7(b).

(108)	“Representatives” means, with respect to any Person, any of such Person’s directors, officers, employees, agents, consultants, advisors, accountants, attorneys or other representatives.

(109)	“Retained Names and Marks” shall have the meaning set forth in Section 6.6.

(110)	“Reverse Termination Fee” shall have the meaning set forth in Section 8.3(b)(i).

(111)	“Right of First Negotiation” means the right, but not an obligation, of Buyer to negotiate, before any other Person, a license of the applicable Hydroxy-Compound from Cyclerion.

(112)	“Second Tranche” means the purchase and sale of the Second Tranche Shares (as defined in the Buyer Parent Purchase Agreement) pursuant to the terms of the Buyer Parent Purchase Agreement.

(113)	“Securities Act” means the Securities Act of 1933.

(114)	“Specified Employees” shall have the meaning set forth in Section 6.5(a).

(115)
“Stockholder Agreements” means the Voting Rights Agreement, Investor Rights Agreement and Right of First Refusal and Co-Sale Agreement of Buyer Parent, in each case in substantially the form set forth on Exhibit C as well as the Cyclerion Stockholder Letter.

(116)	“Stockholder Approval” shall have the meaning set forth in Section 6.9(a).

(117)	“Stockholders Meeting” shall have the meaning set forth in Section 6.9(a).

(118)	“Straddle Period” means any taxable period beginning on or prior to the Closing Date and ending after the Closing Date.

(119)
“Subsidiary” means with respect to any Person (i) a corporation, fifty percent (50%) or more of the voting or capital stock of which is, as of the time in question, directly or indirectly owned by such Person and (ii) any other Person in which such Person, directly or indirectly, owns fifty percent (50%) or more of the equity or economic interest thereof or has the power to elect or direct the election of fifty percent (50%) or more of the members of the governing body of such Person.

(120)
“Superior Proposal” means a bona fide written Acquisition Proposal (with all references to “twenty-five percent (25%)” in the definition thereof deemed to be “fifty percent (50%)” for the purposes of this definition) made after the date hereof by any Person that (a) is not received as a result of a material breach of Section 6.8 by Cyclerion and (b) is on terms that the Board determines in good faith, after consultation with Cyclerion’s outside legal counsel and financial advisor, taking into account all legal, financial, regulatory and other aspects of the proposal the Board determines is appropriate (including any termination or break-up fees, the conditionality, the likelihood and timing of required governmental approvals, time likely to be required to consummate such Acquisition Proposal, ability of the Person making the proposal to finance and pay the contemplated consideration and the likelihood of success of such Acquisition Proposal), such Acquisition Proposal is more favorable to Cyclerion’s stockholders from a financial perspective than the transactions contemplated hereby (including any adjustment to the terms and conditions proposed by Buyer in response to such Acquisition Proposal).

(121)
“Tax” means any United States federal, state or local, or non-United States, net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, value-added, transfer, stamp,  or environmental tax, or any other tax of any kind or any charge in the nature of (or similar to) taxes, together with any interest or penalty or addition to tax imposed by any Governmental Entity, in each case whether disputed or not.

(122)
“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof or any related or supporting information of any of the foregoing.

(123)	“Termination Date” shall have the meaning set forth in Section 8.1(a)(ii).

(124)	“Termination Fee” shall have the meaning set forth in Section 8.3(a)(i).

(125)	“Third Party” means any Person other than the Parties or any of their respective Subsidiaries.

(126)	“Third Party Claim” shall have the meaning set forth in Section 9.3(b).

(127)	“Third Party Proceeds” shall have the meaning set forth in Section 9.4(a).

(128)	“Trademarks” shall have the meaning set forth in Section 1.1(80).

(129)	“Transaction Agreements” means any of this Agreement and the Ancillary Agreements.

(130)
“Transfer Taxes” means any sales, use, transfer, value-added, real property transfer or gains, documentary, recordation, filing, conveyance, stamp or similar Taxes incurred in connection with the consummation of the transactions contemplated by this Agreement (together with any interest thereon, penalties, fines, fees, additions to tax or additional amounts with respect thereto), excluding, for the avoidance of doubt, any income Taxes.

(131)	“Transferred Employees” shall have the meaning set forth in Section 6.5(a).

(132)	“Transferred Records” shall have the meaning set forth in Section 2.1(f).

(133)	“Transition Period” shall have the meaning set forth in Section 2.5(c)(ii).

(134)	“Transition Services Agreement” shall have the meaning set forth in Section 7.2(a)(v).

(135)	“Voting Agreement” shall have the meaning set forth in the Recitals

Section 1.2.          References; Interpretation.  References in this Agreement to any gender include references to all genders, and references to the singular include references to the plural and vice versa.  Unless the context otherwise requires, the words “include”, “includes” and “including” when used in this Agreement shall be deemed to be followed by the phrase “without limitation”.  Unless the context otherwise requires, references in this Agreement to Articles, Sections, Exhibits and Disclosure Schedules shall be deemed references to Articles and Sections of, and Exhibits and Disclosure Schedules to, this Agreement.  Unless the context otherwise requires, the words “hereof”, “hereby” and “herein” and words of similar meaning when used in this Agreement refer to this Agreement in its entirety and not to any particular Article, Section or provision of this Agreement.  The words “written request” when used in this Agreement shall include email.  Reference in this Agreement to any time shall be to Eastern time unless otherwise expressly provided herein.  The word “or” shall not be exclusive.  References to any “statute” or “regulation” are to such statute or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of any statute, include any rules and regulations promulgated under such statute) and to any “section of any statute or regulation” include any successor to such section.  References to any Governmental Entity include any successor to such Governmental Entity, and references to any Affiliate include any successor to such Affiliate.  Whenever the last day for the exercise of any right or the discharge of any duty under this Agreement falls on a day other than a Business Day, the Party having such right or duty shall have until the next Business Day to exercise such right or discharge such duty.  Unless otherwise indicated, the word “day” shall be interpreted as a calendar day.

ARTICLE II

THE ASSETS AND LIABILITIES

Section 2.1.          Purchase and Sale of the Purchased Assets.  Subject to the terms and conditions of this Agreement, Buyer agrees to purchase at the Closing (as defined below) and Cyclerion agrees to and shall sell and cause to be sold, assigned, transferred, and conveyed to Buyer at the Closing, all of Cyclerion’s rights, title, and interests, in and to the Purchased Assets, including without limitation, the following assets:

(a)          Intellectual Property rights owned by Cyclerion that are primarily related to the research, development, manufacture, commercialization, or other exploitation of the Purchased Programs, including the Intellectual Property set forth in Section 2.1(a) of the Disclosure Schedules, and, except to the extent constituting an Excluded Asset identified on Section 2.2(l) of the Disclosure Schedules,  all claims and causes of action with respect to any of the foregoing, whether accruing before, on, or after the Closing Date, including all rights to and claims for damages, restitution and injunctive and other legal and equitable relief for past, present, and future infringement, misappropriation or violation thereof (the “Purchased Intellectual Property”);

(b)          Contracts to which Cyclerion is a party to the extent primarily related to the research, development, manufacture or commercialization of the Purchased Programs, including those contracts listed in Section 2.1(b) of the Disclosure Schedules (the “Assumed Contracts”);

(c)          all physical assets, wherever located, that are used or held for use primarily in connection with the Purchased Programs;

(d)          inventories used, held for use, or intended to be used primarily in operating or developing the Purchased Programs, wherever located, including inventories of raw materials, finished goods, drug substance, intermediates, operating supplies, work-in-process, products, supplies, packaging, packaging materials, parts and other inventories used, held for use, or intended to be used in operating or developing the Purchased Programs, including all: (i) of the foregoing listed on Section 2.1(d) of the Disclosure Schedules, and (ii) of the foregoing being held on consignment, bailment, or other arrangement;

(e)          books and records relating to the Purchased Assets, including all technical literature used primarily for the Purchased Programs and all rights to receive mail (including e-mail) and other communications related to the Purchased Programs (including mail (including e-mail) and communications from customers, suppliers, distributors, agents and others with respect to the Purchased Programs);

(f)          all INDs, Permits and regulatory documentation with respect to the Purchased Programs (including any drug designations), including those set forth on Section 2.1(f) of the Disclosure Schedules, all correspondence with the FDA or other Governmental Entity regarding the Purchased Programs, all preclinical and clinical study data supporting the Purchased Programs and all related historical safety and pharmacovigilance data, provided that Cyclerion will have the right to make copies of all such records and will retain the right to access and use any such records following the Closing (the “Transferred Records”);

(g)          all personnel files for the Transferred Employees;

(h)          all claims, causes of action, defenses and rights of offset or counterclaim against Third Parties primarily related to any Purchased Asset or any Assumed Liability, except to the extent constituting an Excluded Asset identified on Section 2.2(l) of the Disclosure Schedules;

(i)          all assets listed in Section 2.1(i) of the Disclosure Schedules; and

(j)          all goodwill primarily associated with the categories of Purchased Assets set forth in Section 2.1(a)–(i).

Section 2.2.          Excluded Assets.  Notwithstanding anything contained herein to the contrary, Cyclerion shall retain, and Buyer shall not acquire or assume, any and all assets of Cyclerion not included in Purchased Assets, including the following assets, properties and rights (collectively, the “Excluded Assets”):

(a)          all cash and cash equivalents of Cyclerion, together with all rights to all bank accounts of Cyclerion;

(b)          all accounts receivable of Cyclerion;

(c)          all minute books, organizational documents, stock registers and such other books and records of Cyclerion that pertain to the ownership, organization and existence of Cyclerion and its Subsidiary;

(d)          all personnel files for all current and former employees of Cyclerion who do not become Transferred Employees;

(e)          all assets and Contracts related to, or assets held with respect to, the benefit plans of Cyclerion;

(f)          all rights of Cyclerion under the Transaction Agreements;

(g)          all Contracts of Cyclerion and its Subsidiary that are not Assumed Contracts, including those Contracts set forth in Section 2.2(g) of the Disclosure Schedules (the “Excluded Contracts”);

(h)          all insurance policies and related Contracts of Cyclerion and all rights thereunder (including the right to make claims thereunder and to the proceeds thereof);

(i)          all assets, properties and rights, including all Contracts, primarily related to Cyclerion’s business other than the Purchased Assets;

(j)          all abandoned or unclaimed property reportable under any state or local unclaimed property, escheat or similar Law and associated with periods prior to the Closing Date;

(k)          all Intellectual Property rights owned or controlled by Cyclerion that are not primarily related to the research, development, manufacture, commercialization and other exploitation of the Purchased Programs, including the Intellectual Property rights set forth in Section 2.2(k) of the Disclosure Schedules, and all the goodwill associated therewith;

(l)          Cyclerion’s or its Subsidiary’s claims, causes of action, defenses and rights of offset or counterclaim against third parties not primarily related to any Purchased Asset or any Assumed Liability, as well as any claims, defenses, rights of offset or counterclaims made by Cyclerion or its Subsidiary against Third Parties related to any Purchased Assets but only to the extent in respect of the claims, causes of action, defenses and rights of offset or counterclaim against Third Parties set forth in Section 2.2(l) of the Disclosure Schedules;

(m)          all Joint Confidentiality Agreements, all bids and expressions of interest received from third parties with respect to the Purchased Assets (but excluding any confidentiality agreement that exclusively relates to the Purchased Programs);

(n)          all privileged materials, documents and records of Cyclerion or Cyclerion’s Subsidiary that are not related to the Purchased Assets;

(o)          all Tax assets of Cyclerion or its Subsidiary, or that relate to the Purchased Assets for a Pre-Closing Tax Period, including (i) Tax losses, refunds, credits, credit carry forwards and other Tax attributes, (ii) all deposits, prepaid or advance payments with respect to Taxes, and (iii) any claims, rights, and interest in and to any Tax asset, refund, credit, deduction or reduction of Taxes; and

(p)          all Tax Returns, Tax information and Tax records related to Cyclerion or its Affiliates.

Section 2.3.          Assumption of Liabilities. Subject to the terms and conditions of this Agreement, at the Closing, Buyer shall assume from Cyclerion and agree to pay, perform and discharge in accordance with their respective terms (“Assume”; “Assumed” and “Assumption” shall have the correlative meaning), all of the Assumed Liabilities regardless of (A) except as set forth in the definition of Assumed Liabilities, when or where such Liabilities arose or arise, (B) where or against whom such Liabilities are asserted or determined, and (C) which entity is named in any action associated with any Liability; provided that Buyer shall not assume (and the Assumed Liabilities shall not be deemed to include) Liabilities: (a) to the extent arising out of or relating to a breach by Cyclerion or its Subsidiary of an Assumed Contract or (b) to the extent relating to the period prior to the Closing Date.

Section 2.4.          Excluded Liabilities.  Except for the Assumed Liabilities, Buyer shall not assume pursuant to this Agreement or the transactions contemplated hereby, and shall have no liability for, any Liabilities of Cyclerion or any of its Affiliates (the “Excluded Liabilities”), all of which shall be retained by and continue to be Liabilities of Cyclerion or its Affiliates, as applicable.  Without limiting the generality or effect of the foregoing, Excluded Liabilities shall include the following Liabilities:

(a)          all Liabilities and obligations relating to, based in whole or in part on events or conditions occurring or existing in connection with, or arising out of, Cyclerion or the Purchased Assets as operated prior to the Closing Date, or the ownership, possession, use, operation or sale or other disposition prior to the Closing Date of any of the Purchased Assets (other than the PTC Grant, the Employee Expenses and R&D Expenses,);

(b)          all Liabilities based upon, arising out of or otherwise in respect of any employment, compensation, equity-based, incentive or other benefit plans, contracts, programs or agreements of Cyclerion, other than the Employee Expenses;

(c)          all Liabilities based upon, arising out of or otherwise in respect of any current or former employees, independent contractors, consultants, or other service providers of Cyclerion or any other member of its Group regardless of whenever occurring, other than (i) the Employee Expenses and (ii) solely with respect to the period following the Closing (or, if later, the date a Transferred Employee becomes employed by Buyer or its Affiliates as provided by Section 6.5(a), except for the Employee Expenses related to any Inactive Employees who become Transferred Employees with respect to the period following the Closing), Liabilities related to the employment or termination of employment of the Transferred Employees;

(d)          except as otherwise provided in Section 6.11(b), all Liabilities for (i) Taxes of Cyclerion (or its Subsidiary) or (ii) Taxes relating to the Purchased Assets for any Pre-Closing Tax Period;

(e)          all Liabilities arising in connection with, or relating to, any real property owned, leased or otherwise used or occupied by Cyclerion or its Subsidiary;

(f)          all royalties or other Liabilities owed under the Excluded Contracts; and

(g)          all Liabilities relating to abandoned or unclaimed property reportable under any state or local unclaimed property, escheat or similar Law where the dormancy period elapsed on or prior to the Closing Date.

Section 2.5.          Transfers not Effected at or Prior to the Closing Date; Transfers Deemed Effective as of the Closing Date.

(a)          If and to the extent that the transfer to the Buyer Group of any Purchased Asset or Assumption by the Buyer Group of any Assumed Liability, in each case contemplated hereby, would be a violation of applicable Law or require any Consent that has not been obtained or made by the Closing Date then, unless the Parties mutually shall otherwise agree, the transfer to the Buyer Group of such Purchased Assets or the Assumption by the Buyer Group of such Assumed Liabilities, as the case may be, shall be automatically deemed deferred and any such purported transfer or Assumption shall be null and void until such time as all legal impediments are removed or such Consent has been obtained or made.  Notwithstanding the foregoing, any such Purchased Asset or Assumed Liability shall continue to constitute a Purchased Asset or Assumed Liability, as applicable, for all other purposes of this Agreement.

(b)          With respect to Assets and Liabilities described in Section 2.5(a), taking into account any applicable restrictions or considerations relating to the contemplated Tax treatment of the transactions contemplated hereby, each of Cyclerion and Buyer shall, and shall cause the members of its respective Group to, (i) treat for all Tax purposes (A) the deferred Assets as assets having been transferred to and owned by the Person entitled to such Assets not later than the Closing Date and (B) the deferred Liabilities as having been assumed by the Person intended to be subject to such Liabilities not later than the Closing Date and (ii) neither report nor take any Tax position (on a Tax Return or otherwise) inconsistent with such treatment, except as required by applicable Law.

(c)          In the event that any transfer of Assets or Assumption of Liabilities intended to be effected hereunder has not been consummated at or prior to the Closing Date, whether as a result of the provisions of Section 2.5(a) or for any other reason:

(i)            unless the Parties shall otherwise agree, the Parties and their respective Group members shall cooperate and use commercially reasonable efforts to seek to obtain, in accordance with applicable Law, any necessary Consents for the transfer of all Purchased Assets and the Assumption of all Assumed Liabilities contemplated to be transferred or Assumed, as applicable, pursuant to this Article II to the fullest extent permitted by applicable Law; provided, however, that, except as otherwise agreed between Cyclerion and Buyer in writing, neither Cyclerion nor Buyer shall be obligated to make any payment, incur any Liability or offer or grant any accommodation (financial or otherwise, regardless of any provision to the contrary in any underlying Contract, including any requirements for the securing or posting of any bonds, letters of credit or similar instruments, or the furnishing of any guarantees) to any Third Party to obtain or make such Consent; and

(ii)          for the period beginning on the Closing Date and ending on the six (6)-month anniversary of the Closing Date (the “Transition Period”), (A) the Party (or the applicable member of its Group) retaining such Asset shall thereafter hold (or shall cause such member in its Group to hold) such Asset in trust for the use and benefit of the Party entitled thereto (at the expense of the Party entitled thereto) and (B) the Party intended to Assume such Liability shall, or shall cause the applicable member of its Group to, pay or reimburse the Party retaining such Liability for all amounts paid or incurred in connection with the retention of such Liability.  In addition, during the Transition Period, Cyclerion (or the applicable member of its Group) shall (or shall cause such member in its Group to) treat, insofar as reasonably possible and to the extent permitted by applicable Law, such Purchased Asset in the ordinary course of business in accordance with past practice and take such other actions as may be reasonably requested by Buyer in order to place Buyer, insofar as reasonably possible and to the extent permitted by applicable Law, in the same position as if such Purchased Asset had been transferred as contemplated hereby, and so that all the benefits and burdens relating to such Purchased Asset, including possession, use, risk of loss, potential for income and gain, and dominion, control and command over such Purchased Asset, are to inure from and after the Closing Date to the applicable member or members of the Buyer Group entitled to the receipt of such Purchased Asset.  In furtherance of the foregoing, the Parties agree that, as of the Closing Date, Buyer shall be deemed to have acquired complete and sole beneficial ownership over all Purchased Assets, together with all rights, powers and privileges incident thereto, and shall be deemed to have Assumed in accordance with the terms of this Agreement all Assumed Liabilities, and all duties, obligations and responsibilities incident thereto, which Buyer is entitled to acquire or required to Assume pursuant to the terms of the Transaction Agreements.

(d)          If and when the Consents or conditions, the absence or non-satisfaction of which caused the deferral of transfer of any Asset or deferral of the Assumption of any Liability pursuant to Section 2.5(a) are obtained or satisfied, the transfer or Assumption of the applicable Asset or Liability shall be effected without further consideration in accordance with and subject to the terms of this Agreement (including Section 2.2 and Section 2.3) or the applicable Ancillary Agreement, and shall, to the extent possible without the imposition of any undue cost on any Party, be deemed to have become effective as of the Closing Date.

(e)          The Party (or the applicable member of its Group) retaining any Asset or Liability due to the deferral of the transfer of such Asset or the deferral of the Assumption of such Liability pursuant to Section 2.5(a) or otherwise shall (i) not be obligated, in connection with the foregoing, to expend any money unless the necessary funds are advanced, assumed, or agreed in advance to be reimbursed by the Party (or the applicable member of its Group) entitled to such Asset or the Person intended to be subject to such Liability, other than reasonable attorneys’ fees and recording or similar or other incidental fees, all of which shall be promptly reimbursed by the Party (or the applicable member of its Group) entitled to such Asset or the Person intended to be subject to such Liability and (ii) be indemnified, pursuant to the provisions of Article IX, for all Indemnifiable Losses or other Liabilities arising out of any actions (or omissions to act) of such retaining Party taken (or not taken) at the written direction of the other Party (or the applicable member of its Group) in connection with and relating to such retained Asset or Liability, as the case may be.

(f)          To the extent that any Transferred Records, in the form that Cyclerion is able to deliver to Buyer, is inseparable from any data or information constituting Excluded Assets (the “Non-Separable Information”), notwithstanding the fact that such Non-Separable Information may have been delivered to Buyer along with the Transferred Records, no right, title or interest shall be transferred to any member of the Buyer Group with respect to such Non-Separable Information. No member of the Buyer Group shall use or exploit in any manner such Non-Separable Information except to the extent expressly permitted pursuant to Section 6.3.

Section 2.6.          Further Assurances.

(a)          In addition to and without limiting the actions specifically provided for elsewhere in this Agreement and subject to the limitations expressly set forth in this Agreement, including Section 2.5, each of the Parties shall cooperate with each other and shall use (and shall cause its respective Subsidiaries to use) commercially reasonable efforts, from and after the date of this Agreement, to take, or to cause to be taken, all actions, and to do, or to cause to be done, all things reasonably necessary on its part under applicable Law or contractual obligations to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements as promptly as reasonably practicable.

(b)          Without limiting the foregoing, from and after the date of this Agreement:

(i)            each Party shall cooperate with the other Party to execute and deliver, and use commercially reasonable efforts to cause to be executed and delivered, all instruments, including instruments of transfer or title, and to make all filings with, and to obtain all Consents, and to take or cause to be taken all such other actions as such Party may reasonably be requested to take by any other Party from time to time, as promptly as reasonably practicable, consistent with the terms of this Agreement and the Ancillary Agreements, in order to effectuate the provisions and purposes of this Agreement and the Ancillary Agreements and the transfers of the applicable Assets and the assignment and Assumption of the applicable Liabilities and the other transactions contemplated hereby and thereby;

(ii)          Cyclerion will take (and cause its Subsidiary and their respective employees, agents, and contractors to take) such further actions reasonably requested by Buyer to evidence the assignment of the Purchased Intellectual Property and to assist Buyer in obtaining Patent rights and other Intellectual Property protection for inventions within the Purchased Intellectual Property, including executing further assignments, consents, releases, and other commercially reasonable documentation and providing good faith testimony by affidavit, declaration, in-person, or other proper means in support of any effort by Buyer to establish, perfect, defend, or enforce its rights in any Purchased Intellectual Property through prosecution of governmental filings, regulatory proceedings, litigation, and other means; and

(iii)          in the event that any Party (or member of such Party’s Group) receives any Assets (including the receipt of payments made pursuant to Contracts and proceeds from accounts receivable with respect to such Asset) or is liable for any Liability that is otherwise assigned to any Person that is a member of the other Group pursuant to this Agreement or the Ancillary Agreements, such Party agrees to promptly transfer, or cause to be transferred, without further consideration such Asset or Liability to the other Party so entitled thereto (or to a member of such other Party’s Group as designated by such other Party) and, prior to any such transfer, such Asset or Liability, as the case may be, shall be held in accordance with the provisions of Section 2.5; provided, that the provisions of this Section 2.6(b)(iii) are not intended to, and shall not, be deemed to constitute an authorization by any Party to permit the other to accept service of process on its behalf and no Party is or shall be deemed to be the agent of any other Party for service of process purposes.

(c)          From and after the date of this Agreement, with respect to any Action where any Party hereto is a defendant, when and if requested by such Party, the other Party shall use commercially reasonable efforts to petition the applicable court to remove the requesting Party as a defendant to the extent that such Action relates solely to Assets or Liabilities that the other Party (or any member of such other Party’s Group) has been assigned pursuant to this Article II, and the other Party shall cooperate and assist in any required communication with any plaintiff or other related Third Party.

Section 2.7.          Closing.  On the terms and subject to the conditions set forth in this Agreement, the closing of the transactions contemplated by this agreement (the “Closing”) shall take place: (a) at 10:00 a.m. Eastern time, on the fifth Business Day after the conditions to the Closing set forth in Section 7.1, Section 7.2, and Section 7.3 (other than those conditions that by their terms require the delivery of any such documents or the taking of other action at the Closing) are satisfied or waived; or (b) at such other time or on such other date as may be agreed upon by Buyer Parent and Cyclerion. The date on which the Closing is to occur is herein referred to as the “Closing Date.” The Closing shall take place at the offices of Hughes Hubbard & Reed LLP, One Battery Park Plaza, New York, NY or at such other place as may be agreed upon in writing by Buyer Parent and Cyclerion.

ARTICLE III

THE PURCHASE PRICE

Section 3.1.          Purchase Price.  As payment for the Purchased Assets, Buyers shall at Closing pay and deliver:

(a)          to Cyclerion, an amount in cash equal to the Closing Payment by wire transfer of immediately available funds to Cyclerion to such bank account designated in writing by Cyclerion (such designations to be made prior to the Closing Date); and

(b)          a number of shares of common stock, par value 0.0001 (“Common Stock” and such shares of Common Stock, the “Consideration Shares”) of Buyer Parent, such that following the issuance of the Consideration Shares, the Consideration Shares comprise ten percent (10%) of all of Buyer Parent’s outstanding equity securities on a Fully-Diluted Basis immediately following the Closing.

(c)          The Parties intend that the cash and Consideration Shares received by Cyclerion with respect to the transactions contemplated by this Agreement shall be treated as consideration received in a taxable sale in exchange for the Purchased Assets pursuant to Section 1001 of the Code. This Agreement and the transactions contemplated hereby do not constitute a “plan of reorganization” within the meaning of Section 368 of the Code. Neither Party (nor any of their respective Representatives or Affiliates) shall take a position inconsistent with the tax-treatment described in this Section 3.1(c) absent a “determination” within the meaning of Section 1313 of the Code to the contrary.

Section 3.2.          Withholding Taxes.  Buyers shall not deduct or withhold any Taxes from any amounts payable pursuant to this Agreement unless such deduction or withholding of Taxes is required under any applicable Law to be so deducted or withheld. If any applicable Law requires such deduction or withholding of any Tax from any such payments, then Buyers shall make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Entity in accordance with the applicable Law. Any amount so deducted and withheld that is timely paid to the relevant Governmental Entity in accordance with applicable Law shall be treated by the parties hereto for all purposes as having been delivered and paid to such Person in respect of which such deduction and withholding was made; provided, however, that Buyers shall use commercially reasonable efforts to provide such Person with written notice of the intent to deduct and withhold such amount at least five (5) Business Days prior to making the relevant payment (except in the case of any failure to deliver an Internal Revenue Service Form W-9 pursuant to Section 7.2(a)(ii)); and provided further that so long as Cyclerion delivers a properly completed and executed Internal Revenue Service Form W-9 to Buyer pursuant to Section 7.2(a)(ii), Buyers shall not deduct or withhold any Taxes under U.S. federal, U.S. state or U.S. local Law, from any payment to Cyclerion except to the extent resulting from a change in applicable Law (or guidance) on or after the date of this Agreement. Buyers and Cyclerion shall cooperate in good faith and take reasonable steps to minimize any such deduction and withholding.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF CYCLERION

Except as otherwise set forth in the Disclosure Schedules or as disclosed in any reports, forms, statements or other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by Cyclerion with the SEC under the Exchange Act after December 31, 2022 (excluding any disclosures in “risk factors” or otherwise relating to “forward-looking statements” to the extent that they are cautionary, predictive or forward-looking in nature), Cyclerion hereby represents and warrants to Buyers as follows:

Section 4.1.          Incorporation; Authority.  Cyclerion has been duly incorporated, is validly existing as a corporation, and is in good standing under the laws of the State of Massachusetts and, except as would not individually or in the aggregate have a Material Adverse Effect, any other jurisdiction in which it is qualified to carry on its business, and, except as would not individually or in the aggregate have a Material Adverse Effect, has the requisite power to carry on its business as now conducted. Cyclerion has the requisite corporate power and authority to sign and deliver this Agreement and the other Transaction Agreements, and to perform its obligations hereunder and thereunder. This Agreement has been duly authorized, executed and delivered by Cyclerion and, assuming the due authorization, execution and delivery hereof by Buyers, constitutes a legal, valid and binding obligation of Cyclerion enforceable against Cyclerion in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally or by general principles of equity.

Section 4.2.          The Purchased Assets.  Cyclerion is the legal and beneficial owner of all rights, title, and interests in and to all of the Purchased Assets and has good, valid, and marketable title to the Purchased Assets.  The Purchased Assets are free and clear of all Encumbrances other than Permitted Encumbrances. Cyclerion’s Subsidiary does not own any right, title or interest in or to any of the Purchased Assets. The Purchased Assets, together with the Know-How licensed to Buyer pursuant to Section 6.3, constitutes all of the assets, tangible and intangible, owned or controlled by Cyclerion or its Subsidiary that are reasonably necessary for the operation of the Purchased Programs following the Closing. There are no Backup Compounds relating to the Purchased Programs. Other than the Patents included in the Purchased Intellectual Property, Cyclerion and its Subsidiary do not own or Control any Patent that, absent a license, would be infringed by the development, manufacture, commercialization, or other exploitation of the Purchased Programs.

Section 4.3.          Compliance with Law.  Except as would not individually or in the aggregate be material to Cyclerion, Cyclerion is not in violation of any Law, and to the Knowledge of Cyclerion, no event has occurred or circumstance exists that (with or without notice or lapse of time) would constitute or result in a violation by Cyclerion or its Subsidiary of, or failure on the part of Cyclerion or its Subsidiary to comply with, any Law that is or was applicable to the Purchased Programs (including research, development, manufacturing, and regulatory interactions). Except as would not individually or in the aggregate be material to Cyclerion, there is no (i) action or investigation pending or, to the Knowledge of Cyclerion, threatened, by any Governmental Entity or (ii) any legal or administrative proceeding pending or, to the Knowledge of Cyclerion, threatened, in each case ((i) and (ii)), against Cyclerion or its Subsidiary related to the Purchased Assets.

Section 4.4.          Consents and Approvals; No Conflicts.  Except for the Cyclerion FDA Letters and the Cyclerion Orphan Designation Letter, and as set forth on Section 4.4 of the Disclosure Schedules, no filing with, and no permit, authorization, consent or approval of, any third party, public body or governmental authority is necessary for the consummation by Cyclerion of the transactions contemplated by this Agreement. Neither the execution and delivery of this Agreement by Cyclerion nor the consummation by Cyclerion of the transactions contemplated hereby, nor compliance by Cyclerion with any of the provisions hereof, will (a) conflict with or result in any breach of any provisions of the charter or bylaws or equivalent governing documents of Cyclerion, as may be amended, (b) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation to which Cyclerion is a party or by which Cyclerion or any of the Purchased Assets may be bound or (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Cyclerion, or any of the Purchased Assets, except in the case of clauses (b) and (c) for violations, breaches or defaults which would not individually or in the aggregate have a Material Adverse Effect.

Section 4.5.          Contracts.  Neither Cyclerion nor its Subsidiary is a party to any material Contract pursuant to which (i) Cyclerion or its Subsidiary has granted to any Third Party a license, covenant not to sue, option, or other right with respect to any Purchased Intellectual Property; and (ii) any Third Party has granted to Cyclerion or any of its Affiliates a license, covenant not to sue, option or other right with respect to any Purchased Intellectual Property.  Cyclerion has made available to Buyer true and complete copies of each of Assumed Contract (including all amendments and modifications, extensions, and renewals thereof and waivers thereunder).  Cyclerion has not provided to or received from any other party to any Assumed Contract written notice of any material breach or default under any Assumed Contract.  Cyclerion has not given any written notice of termination of any Assumed Contract to a Third Party that is a party thereto and has not received any written notice of termination of any Assumed Contract from any such Third Party that is a party thereto.

Section 4.6.          Assigned Intellectual Property.  Section 2.1(a) of the Disclosure Schedules sets forth a true, complete and accurate list of all of the Patents owned by Cyclerion or its Subsidiary that are necessary for the research, development, manufacture, commercialization, or other exploitation of any Purchased Program. In addition, Section 2.1(a) of the Disclosure Schedules sets forth a true, complete and accurate list of all registered Trademarks or applications therefor, registered copyrights or applications therefor, and domain names owned by Cyclerion or its Subsidiary that, in each case, are primarily used in connection with any Purchased Program.

Section 4.7.          Licenses, Permits and Authorizations.  Cyclerion has obtained, and is in material compliance with, all of the Permits that are material to the development, manufacture, testing, and distribution of the Purchased Programs under applicable Laws.

Section 4.8.          Taxes.

(a)          All material amounts of Taxes of Cyclerion and its Subsidiary relating to the Purchased Assets (whether or not shown on any Tax Return) have been timely paid in full. Each of Cyclerion and its Subsidiary have timely filed all material Tax Returns related to the Purchased Assets which are required to be filed by it and all such Tax Returns are true, correct and complete in all material respects.

(b)           No Action concerning any Taxes relating to the Purchased Assets has been raised or threatened by a Governmental Entity in writing, other than any such Action that has been fully resolved or fully withdrawn.

(c)          No written claim has ever been made by a Governmental Entity in a jurisdiction where Cyclerion does not pay a specific Tax or file a specific Tax Return that it is or may be subject to pay such Tax or file such Tax Return, in each case, relating to the Purchased Assets, by that jurisdiction.

(d)          Notwithstanding anything to the contrary in this Agreement, nothing in this Section 4.8 is or shall be construed as a representation or warranty with respect to the proper treatment of any item by Buyer or its Affiliates after the Closing.

Section 4.9.          Broker Fees.  Except as set forth in Section 4.9 of the Disclosure Schedules, neither Cyclerion nor anyone on its behalf, has any liability to any broker, finder, investment banker or agent, or has agreed to pay any brokerage fees, finder’s fees or commissions, or to reimburse any expenses of any broker, finder, investment banker or agent in connection with this Agreement.

Section 4.10.        Representations with Respect to Consideration Shares.

(a)          The Consideration Shares will be issued by Buyer Parent to Cyclerion in reliance upon Cyclerion’s representation to Buyer Parent, which by Cyclerion’s execution of this Agreement, Cyclerion hereby confirms, that the Consideration Shares to be issued to Cyclerion will be acquired for investment for Cyclerion’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that Cyclerion has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, Cyclerion further represents that Cyclerion does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Consideration Shares. Cyclerion has not been formed for the specific purpose of acquiring the Consideration Shares.

(b)          Cyclerion has had an opportunity to discuss Buyer Parent’s business, management, financial affairs and the terms and conditions of the issuance of the Consideration Shares with Buyer Parent’s management and has had an opportunity to review Buyer Parent’s facilities. The foregoing, however, does not limit or modify the representations and warranties of Buyer and Buyer Parent in Article V of this Agreement or the right of Cyclerion to rely thereon.

(c)          Cyclerion understands that the Consideration Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of Cyclerion’s representations as expressed herein. Cyclerion understands that the Consideration Shares are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, Cyclerion must hold the Consideration Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Cyclerion acknowledges that Buyer Parent has no obligation to register or qualify the Consideration Shares for resale. Cyclerion further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Consideration Shares, and on requirements relating to Buyer Parent which are outside of Cyclerion’s control, and which Buyer Parent is under no obligation and may not be able to satisfy.

(d)          Cyclerion understands that no public market now exists for the Consideration Shares, and that Buyer Parent has made no assurances that a public market will ever exist for the Consideration Shares.

(e)          Cyclerion understands that the Consideration Shares and any securities issued in respect of or exchange for the Consideration Shares, may be notated with one or all of the following legends:

(i)          “THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.”

(ii)          Any legend set forth in, or required by, the Stockholder Agreements.

(iii)          Any legend required by the securities laws of any state to the extent such laws are applicable to the Consideration Shares represented by the certificate, instrument, or book entry so legended.

(f)          Cyclerion is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

Section 4.11.        Acknowledgement by Buyers.

(a)          Each of Buyer and Buyer Parent, on behalf of itself and its Affiliates, acknowledges that it has conducted, to its satisfaction, an independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Purchased Programs, and, in making its determination to proceed with the transactions contemplated by this Agreement and the other Transaction Agreements, each of Buyer and Buyer Parent: (i) has relied solely on the results of its own independent investigation and verification and the representations and warranties of Cyclerion, and Cyclerion expressly and specifically sets forth in Article IV (each as qualified by the Disclosure Schedules), and (ii) has not relied on the accuracy or completeness of any other information provided to (or otherwise acquired by) Buyer or Buyer Parent or any of their respective Affiliates.  The representations and warranties of Cyclerion expressly and specifically set forth in this Article IV (each as qualified by the Disclosure Schedules) and any certificate delivered in connection with this Agreement are the sole and exclusive representations, warranties and statements (including omissions) of any kind made to Buyer or Buyer Parent in connection with the transactions contemplated by this Agreement or the other Transaction Agreements, and each of Buyer and Buyer Parent, on behalf of itself and each of its Affiliates, understands, acknowledges and agrees that all other representations, warranties or statements (including omissions) of any kind or nature expressed or implied (including any relating to the future or historical financial condition, results of operations, assets or liabilities of the Purchased Programs) are specifically disclaimed by Cyclerion.  In particular, Cyclerion disclaims any representation, warranty or statement (including any omission), and each of Buyer and Buyer Parent, on behalf of itself and each of its Affiliates, agrees that there shall be no liability, with respect to any information concerning Cyclerion not expressly represented and warranted to in this Agreement, including, without limitation (to the extent no representation or warranty is made herein with respect thereto), any information provided by Cyclerion to Buyer, Buyer Parent or any of their respective Affiliates, including, for the avoidance of doubt, with respect to the accuracy or completeness of any other information provided to (or otherwise acquired by) Buyer, Buyer Parent or any of their respective Affiliates.  None of Buyer, Buyer Parent or any of their respective Affiliates shall have any claim against Cyclerion or its Subsidiary with respect to any such disclaimed information.  To the fullest extent permitted by applicable Law, none of Cyclerion, its Subsidiary or their respective Affiliates or any of its or their respective equityholders, controlling Persons or Representatives shall have any liability or responsibility whatsoever to either of Buyer or Buyer Parent, or their respective Affiliates, equityholders, controlling Persons or Representatives on any basis (including in contract or tort, at law or in equity, under any Laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom), to Buyer, Buyer Parent, or their respective Affiliates, stockholders, controlling Persons or Representatives, except as and only to the extent expressly set forth in this Agreement or an certificate delivered in connection herewith.  Cyclerion does not make or provide, and each of Buyer and Buyer Parent hereby waives, any warranty or representation, express or implied, as to the quality, merchantability, fitness for a particular purpose, conformity to samples, or condition of the assets or any part thereof of any Purchased Assets.  BUYER AND BUYER PARENT SPECIFICALLY ACKNOWLEDGE AND AGREE THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES OF CYCLERION EXPRESSLY AND SPECIFICALLY SET FORTH IN ARTICLE IV (AS QUALIFIED BY THE DISCLOSURE SCHEDULES) AND ANY CERTIFICATE DELIVERED IN CONNECTION WITH THIS AGREEMENT, (X) BUYER IS ACQUIRING THE PURCHASED ASSETS AND THE ASSUMED LIABILITIES ON AN “AS IS, WHERE IS” BASIS, AND (Y) NEITHER CYCLERION NOR ANY OTHER PERSON, WHETHER IN ANY INDIVIDUAL, CORPORATE OR ANY OTHER CAPACITY, IS MAKING, AND, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO BUYER, BUYER PARENT OR ANY OF THEIR RESPECTIVE REPRESENTATIVES, OR ANY OTHER PERSON, OF ANY DOCUMENTATION OR OTHER INFORMATION BY CYCLERION OR ITS SUBSIDIARY OR ANY OF THEIR RESPECTIVE REPRESENTATIVES, OR ANY OTHER PERSON, NEITHER BUYER NOR BUYER PARENT IS RELYING ON, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND WHATSOEVER, WHETHER ORAL OR WRITTEN, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, STATUTORY OR OTHERWISE, AS TO ANY MATTER CONCERNING THE PURCHASED ASSETS, THE ASSUMED LIABILITIES, THE VALIDITY OF ANY PATENTS OR THE NON-INFRINGEMENT OF ANY INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES, FUTURE REVENUE, PROFITABILITY OR SUCCESS, OR IN CONNECTION WITH THIS AGREEMENT OR THE OTHER TRANSACTION AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, OR THE ACCURACY OR COMPLETENESS OF ANY INFORMATION PROVIDED TO (OR OTHERWISE ACQUIRED BY) BUYER, BUYER PARENT OR ANY OF THEIR RESPECTIVE AFFILIATES (INCLUDING BY WAY OF ANY DOCUMENTS OR OTHERWISE), OR STATEMENT MADE, BY CYCLERION, ITS SUBSIDIARY OR THEIR RESPECTIVE REPRESENTATIVES IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR PURSUANT TO THE OTHER TRANSACTION AGREEMENTS.

(b)          CYCLERION HAS NOT MADE ANY REPRESENTATIONS, WARRANTIES OR STATEMENTS (INCLUDING BY OMISSION) OF ANY KIND OR NATURE EXPRESS OR IMPLIED (INCLUDING ANY RELATING TO THE FUTURE OR HISTORICAL FINANCIAL CONDITION, RESULTS OF OPERATIONS, PROSPECTS, ASSETS OR LIABILITIES OF THE PURCHASED PROGRAMS OR THE QUALITY, QUANTITY OR CONDITION OF THE PURCHASED ASSETS) TO BUYER, BUYER PARENT OR ANY OF THEIR RESPECTIVE AFFILIATES IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS, EXCEPT FOR ANY REPRESENTATIONS AND WARRANTIES OF CYCLERION EXPRESSLY AND SPECIFICALLY IN ARTICLE IV (EACH AS QUALIFIED BY THE DISCLOSURE SCHEDULES) AND IN ANY CERTIFICATE DELIVERED IN CONNECTION WITH THIS AGREEMENT.

(c)          Neither Cyclerion nor its Subsidiary, whether in an individual, corporate or any other capacity, will have or be subject to any liability or obligation (indemnification or otherwise) to Buyer, Buyer Parent or any of their respective Affiliates resulting from (nor shall Buyer, Buyer Parent or any of their respective Affiliates have any claim with respect to) the distribution to Buyer, Buyer Parent or any of their respective Affiliates, or Buyer’s, Buyer Parent’s or any of their respective Affiliates’ use of, or reliance on, any information, documents, projections, forecasts or other material made available to Buyer, Buyer Parent or any of their respective Affiliates in presentations (including, for the avoidance of doubt, in any Confidential Information presentation or other “management presentations”) in expectation of, or in connection with, the transactions contemplated by this Agreement, the other Transaction Agreements or otherwise, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise.

(d)          In connection with the investigation by Buyers of the Purchased Assets, Buyers may have received certain projections, forward-looking statements and other forecasts and certain business plan information.  Without in any way limiting the generality of the foregoing, each of Buyer and Buyer Parent, on its own behalf and on behalf of its Affiliates, acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Buyer, Buyer Parent and their respective Affiliates are familiar with such uncertainties, that Buyer, Buyer Parent and their respective Affiliates are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans), and that Buyer, Buyer Parent and their respective Affiliates shall have no claim against anyone with respect thereto.  Accordingly, each of Buyer and Buyer Parent, on its own behalf and on behalf of its Affiliates, acknowledges that neither Cyclerion nor its Subsidiary is making any representation or warranty with respect to, and none of Buyer, Buyer Parent or any of its Affiliates is relying on, such estimates, projections, forecasts or plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER PARENT AND BUYER

Buyer Parent and Buyer hereby jointly and severally represent and warrant to Cyclerion as follows:

Section 5.1.          Incorporation; Ownership and Authority.  Each of Buyer Parent and Buyer has been duly incorporated, is validly existing as a corporation, and is in good standing under the laws of the State of Delaware, and, except as would not materially and adversely affect the ability of Buyer Parent or Buyer to perform its respective obligations under this Agreement and the other Transaction Agreements, is in good standing under the laws of any other jurisdiction in which it is qualified to carry on its business, and, except as would not materially and adversely affect the ability of Buyer or Buyer Parent to perform its obligations under this Agreement and the other Transaction Agreements, has the requisite power to carry on its business as now conducted. Each of Buyer Parent and Buyer has the requisite corporate power and authority to sign and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly authorized, executed and delivered by Buyer Parent and Buyer and, assuming the due authorization, execution and delivery hereof by Cyclerion, constitutes a legal, valid and binding obligation of Buyer Parent and Buyer enforceable against each of Buyer Parent and Buyer in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights generally or by general principles of equity.

Section 5.2.          Capitalization.

(a)          Buyer Parent’s authorized capital stock as of the date of this Agreement consists of (i) 25,000,000 shares of common stock, of which one (1) share is issued and outstanding and held of record by the person identified in Section 5.2(a) of the Disclosure Schedules, and (ii) 17,799,974 shares of preferred stock, 2,199,996 of which are issued and outstanding and held of record by the persons identified in Section 5.2(a) of the Disclosure Schedules. Buyer’s authorized capital stock consists of 100 shares of common stock, all of which are issued and outstanding and held by Buyer Parent.

(b)          Buyer Parent’s authorized capital stock as of immediately after Closing (and after the Consideration Shares and all stock issuable in connection with the Buyer Parent Purchase Agreement has been issued) will consist of (i) 25,000,000 shares of common stock, of which 1,022,222 will be issued and outstanding and held of record by the persons identified in Section 5.2(b) of the Disclosure Schedules, and (ii) 17,799,974 shares of preferred stock, 9,199,985 of which will be issued and outstanding and held of record by the persons identified in Section 5.2(b) of the Disclosure Schedules.

(c)          When issued, the Consideration Shares will be duly authorized, validly issued, fully paid and non-assessable. Except as disclosed in Section 5.2(c) of the Disclosure Schedules or pursuant to the terms and conditions of the Stockholder Agreements, there are no outstanding or authorized securities providing for the issuance by Buyer Parent or transfer by Buyer Parent of additional shares of Buyer Parent’s capital stock and Buyer Parent has not reserved any shares of its capital stock for issuance, nor are there any outstanding stock option rights, phantom equity or similar rights, contracts, arrangements or commitments to issue capital stock of Buyer Parent. Other than the Stockholder Agreements, there are no voting trusts, shareholder agreements or other agreements or understandings with respect to the voting of Buyer Parent’s capital stock.

Section 5.3.          No Operations.  Since the inception of each of Buyer Parent and Buyer, each of Buyer Parent and Buyer has not engaged in any activity, other than actions in connection with (i) its organization, (ii) the preparation, negotiation and execution of this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby and (iii) the preparation, negotiation and execution of the Buyer Parent Purchase Agreement, the Stockholder Agreements and the transactions contemplated thereby. Neither Buyer nor Buyer Parent have not generated any revenues and has no assets or liabilities other than those incurred in connection with the foregoing and in associated with the transactions set forth in this Agreement.

Section 5.4.          Consents and Approvals; No Violations.  Except for the consents to be obtained by the Buyers’ shareholders, the Buyer FDA Letter, the Buyer Orphan Designation Letter and the consent of certain counterparties to the Assumed Contracts, no filing with, and no permit, authorization, consent or approval of, any third party, public body or governmental authority is necessary for the consummation by Buyers of the transactions contemplated by this Agreement. Neither the execution and delivery of this Agreement by Buyers nor the consummation by Buyers of the transactions contemplated hereby, nor compliance by Buyers with any of the provisions hereof, will (a) conflict with or result in any breach of any provisions of the charter or bylaws or equivalent governing documents of Buyers, as may be amended, (b) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation to which Buyer of Buyer Parent is a party or by which Buyer, Buyer Parent or any their respective properties or assets may be bound or (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Buyer or Buyer Parent, or any of their respective properties or assets, except in the case of clauses (b) and (c) for violations, breaches or defaults which would not materially and adversely affect the ability of Buyer Parent and Buyer to perform their respective obligations under this Agreement and the other Transaction Agreements.

Section 5.5.          Financing.

(a)          Attached hereto as Exhibit H is a true and complete copy of the Buyer Parent Purchase Agreement. The Buyer Parent Purchase Agreement is a legal, valid and binding obligation of Buyer Parent and, to Buyer’s knowledge, each of the other parties thereto, and is in full force and effect and enforceable against Buyer Parent, and to Buyer’s knowledge, each other party thereto (except in each case as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws relating to or affecting creditors’ rights generally and general equitable principles). As of the date hereof, Buyer Parent is not, and to the knowledge of Buyer, none of the parties to the Buyer Parent Purchase Agreement are, in default or breach of the terms of the Buyer Parent Purchase Agreement. There are no conditions precedent or contingencies related to the funding of the full amount of any Equity Financing other than as described in the Buyer Parent Purchase Agreement. Buyer Parent shall have at the Closing, sufficient cash to enable it to make the Closing Payment and any other amounts to be paid by Buyer Parent and/or Buyer hereunder and in connection with the Equity Financing.

(b)          Buyers acknowledges and agrees that, notwithstanding anything to the contrary in this Agreement, neither the availability of financing nor the consummation of any financing transaction shall be a condition to the obligation of Buyers to consummate the transactions contemplated by this Agreement or the other Transaction Agreements.

Section 5.6.          Broker’s Fees.  None of Buyer Parent, Buyer nor anyone on their behalf, has any liability to any broker, finder, investment banker or agent, or has agreed to pay any brokerage fees, finder’s fees or commissions, or to reimburse any expenses of any broker, finder, investment banker or agent in connection with this Agreement.

ARTICLE VI

COVENANTS AND AGREEMENTS OF THE PARTIES

Section 6.1.          Operation of the Business.  Except as otherwise consented to in writing by Buyer (such consent not to be unreasonably withheld, conditioned or delayed), as required by applicable Law or as required or contemplated by this Agreement, during the period commencing on the date of this Agreement and ending at the Closing or the date on which this Agreement is earlier validly terminated pursuant to Article VIII (the “Pre-Closing Period”), Cyclerion shall not:

(a)          sell, lease, abandon or otherwise dispose of or permit any Encumbrance (other than Permitted Encumbrances) on any Purchased Asset except in the ordinary course of business consistent with past practice;

(b)          (A) enter into, extend, modify, amend, terminate or renew under any Assumed Contract (or any Contract that would be an Assumed Contract if entered into prior to the date hereof) or (B) knowingly take, or fail to take, any action that would constitute a breach, violate the terms, conditions or provisions of, or result in a default under, or give to others any rights of termination,  amendment, acceleration or cancellation of any Assumed Contract;

(c)          sell, license or otherwise dispose of any Purchased Intellectual Property, and shall maintain in full force and effect issuances and registrations included in the Purchased Intellectual Property and enforce its rights in and to such Purchased Intellectual Property;

(d)          except as otherwise expressly permitted or required under this Agreement, terminate or materially modify the Purchased Programs;

(e)          terminate any Employee without cause, increase or promise to increase the compensation or benefits of any Employee or grant any new compensation or benefits to, or enter into any employment, severance, change in control, bonus, retention or other similar agreement or arrangement with, any Employee excluding the entrance into any consulting agreements with the Specified Employees for consulting services following the Closing as contemplated by Section 6.5(a);

(f)          liquidate, dissolve, reorganize or otherwise wind up the business and operations of Cyclerion; or

(g)          enter into any agreement, or otherwise become obligated, to do any action prohibited by Section 6.1(a)-(f).

Section 6.2.          Corporate Examinations and Investigations.

(a)          During the Pre-Closing Period, Buyer shall be entitled, through its officers, employees, representatives and agents, to make such investigations and examinations of the books and records of Cyclerion, solely in connection with the Purchased Programs and the transactions contemplated by the Transaction Agreements. Cyclerion shall furnish to Buyer Parent, Buyer and their respective officers, employees, representatives or agents during such period with all such information concerning the affairs of Cyclerion as Buyer Parent, Buyer or their respective officers, employees, representatives or agents may reasonably request in connection with the Purchased Programs and the transactions contemplated by the Transaction Agreements and cause Cyclerion and its officers, employees, consultants, agents, accountants and attorneys to cooperate fully with each Party's representatives in connection with such review and examination and to make disclosure of the information and documents so requested by each other Party or its representatives. Any such investigations and examinations shall be conducted at reasonable times and under reasonable circumstances, it being agreed that any examination of original documents will be at Cyclerion’s premises where such original documents are located, with copies thereof to be provided to Buyer or its representatives upon request.

(b)          During the Pre-Closing Period, Cyclerion shall be entitled, through its officers, employees, representatives and agents, to make such investigations and examinations of the books, records and financial condition of Buyer Parent and Buyer. Buyer and Buyer Parent shall furnish to Cyclerion and its officers, employees, representatives or agents during such period with all such information concerning the affairs of Buyer Parent and Buyer as Cyclerion or its officers, employees, representatives or agents may reasonably request in connection with the transactions contemplated by the Transaction Agreements and the ability to fund such transactions, and cause Buyer Parent, Buyer and their respective officers, employees, consultants, agents, accountants and attorneys to cooperate fully with each Party’s representatives in connection with such review and examination and to make disclosure of the information and documents so requested by each other Party or its representatives. Any such investigations and examinations shall be conducted at reasonable times and under reasonable circumstances, it being agreed that any examination of original documents will be at Buyer’s or Buyer Parent’s premises where such original documents are located, with copies thereof to be provided to Cyclerion or its representatives upon request.

Section 6.3.          Know-How Licenses.

(a)          Buyer hereby, effective as of the Closing, grants to Cyclerion a perpetual, irrevocable, worldwide, non-exclusive, royalty-free license (which, for the avoidance of doubt, shall include the right to grant sublicenses through multiple tiers), to any Know-How included in the Purchased Assets and owned or Controlled by any member of the Buyer Group that also relates to an Excluded Program (including any Know-How contained in books and records included in the Purchased Assets to which Cyclerion has the right to keep copies of, maintain access to or use pursuant to Section 2.1(e)), in each case solely to develop, manufacture, commercialize, or otherwise exploit, such Excluded Program existing as of the Closing Date, but subject to any Assumed Contract that relates to such Know-How.  All such Know-How will be kept confidential by Cyclerion and treated as Buyer’s trade secret information.

(b)          Cyclerion (on behalf of itself and its Subsidiary) hereby, effective as of the Closing Date, grants to Buyer a perpetual, irrevocable, worldwide, non-exclusive, royalty-free license (which, for the avoidance of doubt, shall include the right to grant sublicenses through multiple tiers), to any Know-How owned or Controlled by Cyclerion or its Subsidiary relating to an Excluded Asset that also relates to a Purchased Program, in each case solely to develop, manufacture, commercialize or otherwise exploit, the Purchased Programs, but subject to any existing Contract of Cyclerion with respect to such Excluded Assets. All such Know-How will be kept confidential by Buyer and treated as Cyclerion’s trade secret information.

(c)          Except as expressly provided in this Section 6.3 (Know-How Licenses), nothing in this Agreement will be construed as conferring by implication, estoppel, or otherwise any license, right, or immunity under any Patent or other Intellectual Property that a Party (or its successors, Affiliates or assigns) now owns or holds a license to, or acquires or obtains a license to in the future.

Section 6.4.          Efforts.  Subject to the terms and conditions of this Agreement, each Party shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Law to satisfy the conditions to Closing set forth herein and consummate the transactions contemplated hereby as soon as practicable after the date of this Agreement and in any event no later than the Termination Date.

Section 6.5.          Employee Matters.

(a)          Promptly after the date of this Agreement (and in any case within ten (10) Business Days thereafter), Buyer Parent shall (or shall cause one of its Subsidiaries to) make a written offer of employment to each Employee, subject to Buyer Parent’s or its Subsidiaries’ standard hiring procedures, which offers of employment shall be effective as of and contingent on the occurrence of the Closing on terms and conditions set forth in this Section 6.5(a); provided, however, that with respect to any Employee who is on an approved leave of absence as of the Closing (each such Employee, an “Inactive Employee”), such offer will be effective as of the date, not to exceed six (6) months following the Closing or such longer period to the extent required by applicable Law (such six month period or such longer period to the extent required by applicable Law), when such Employee returns to active employment in accordance with the terms of his or her leave.  Each Employee who accepts an offer of employment with Buyer Parent or its Subsidiaries and becomes an employee of Buyer Parent or its Subsidiaries on the Closing or upon return to active employment (if later) as provided for herein shall be referred to herein as a “Transferred Employee” and collectively as the “Transferred Employees”, and the date as of which such an Employee becomes a Transferred Employee, shall be referred to herein as the “Employee Expenses End Date”); provided that, if an Inactive Employee does not become a Transferred Employee, Buyer shall provide Cyclerion a written invoice in respect of any Employee Expenses borne by Buyers with respect to such Inactive Employee solely with respect to the period following the Closing and Cyclerion shall promptly, and in any event within thirty (30) calendar days of receiving an invoice therefor, reimburse Buyers for such invoiced amount. Notwithstanding anything to the contrary contained in this Section 6.5(a), Cyclerion shall, in its sole discretion, be permitted to engage the Employees listed on Section 6.5(a) of Disclosure Schedule (the “Specified Employees”) as consultants to Cyclerion or any member of its Group following the Closing until the earlier to occur of the eighteen (18)-month anniversary of the Closing Date and such Specified Employee’s termination of employment with Buyer or any of its Affiliates and enter into consulting agreements with such Specified Employees to provide consulting services to Cyclerion or any member of its Group for up to twenty (20) hours per month per Specified Employee, and Buyers agree that such Specified Employees shall be permitted to provide such consulting services to Cyclerion or any member of its Group, subject to Buyers’ review and approval of the applicable consulting agreement (such approval not to be unreasonably withheld, conditioned or delayed), and Buyers will not (and will cause their Subsidiaries not to) prohibit, prevent or otherwise discourage any Specified Employee from providing (or agreeing to provide) such services; provided that the foregoing shall not effect Buyers’ ability to enforce any then-existing confidentiality and non-use Contracts to which such Specified Employee is bound.

(b)          Buyers shall be responsible for all Employee Expenses and shall reimburse Cyclerion for any and all such Employee Expenses promptly upon (but in no event later than five (5) Business Days following) the presentation of invoices detailing such Employee Expenses to Buyer following at the end of each two-week period beginning on the date of this Agreement.

(c)          Notwithstanding anything to the contrary contained herein, nothing in this Section 6.5 shall:  (i) confer any rights, remedies or claims upon any director, officer, employee or independent contractor of Cyclerion or Buyer or any of their respective Affiliates in their capacity as such, (ii) be considered or deemed an amendment of any benefit plan of Cyclerion or Buyer, (iii) guarantee employment for any period of time or preclude the ability of Buyer or any of its Subsidiaries to terminate any employee or independent contractor for any reason at any time, or (iv) require Buyer or any of its Subsidiaries to continue or amend any employee compensation or benefit plans or arrangements, or prevent the amendment, modification or termination thereof after the consummation of the Closing.

Section 6.6.          Use of Retained Names and Marks.  Buyers hereby acknowledge that Cyclerion or its Affiliates or its or their licensors own all right, title and interest in and to Trademarks and all other identifiers of source or goodwill containing, incorporating or associated with Trademarks, excluding Trademarks included in the Purchased Assets (collectively, the “Retained Names and Marks”), and that any and all right of Buyers to use the Retained Names and Marks shall terminate as of the Closing Date and shall immediately revert to Cyclerion or its Affiliates, along with any and all goodwill associated therewith.  For clarity, Buyer may nonetheless make fair use of the mark “Cyclerion” after the Closing Date, such as, for example, to accurately describe the origins and history of the Purchased Programs.  Buyers further acknowledge that they have no rights in any of the Retained Names and Marks, and that it is not acquiring any rights, directly or indirectly, to use the Retained Names and Marks, except as expressly provided herein.  Cyclerion hereby acknowledges that, on and after the Closing Date, Buyer or its Affiliates or its or their licensors own all right, title and interest in and to the Trademarks associated with the Purchased Assets (the “Assumed Names and Marks”), and that any and all right of Cyclerion to use the Assumed Names and Marks shall terminate as of the Closing Date.  For clarity, Cyclerion may nonetheless make fair use of the Assumed Names and Marks after the Closing Date. Cyclerion further acknowledges that, on and after the Closing Date, it will have no rights in any of the Assumed Names and Marks.

Section 6.7.          Interim Period Preclinical and Clinical Trial Activities.

(a)          Following the date of this Agreement and at the times set forth in Section 6.7 of the Disclosure Schedules, Cyclerion shall commence certain preclinical and clinical trial activities as set forth in Section 6.7 of the Disclosure Schedules (such activities, the “Preclinical and Clinical Trial Activities”).

(b)          The estimated out-of-pocket costs of Cyclerion and its Affiliates for the conduct in connection with the Preclinical and Clinical Trial Activities is set forth on Section 6.7 of the Disclosure Schedules.  At the end of each two-week period during the Pre-Closing Period (and in any event no later than the fifth day following month end), Cyclerion or its Affiliates or Representatives shall provide Buyer with an invoice listing in reasonable detail all out-of-pocket costs and expenses related to the Preclinical and Clinical Trial Activities, including costs and expenses for prosecution and maintenance of Intellectual Property as well as an allocation of the costs of Cyclerion that relate to both the Purchased Programs and the Excluded Programs, as set forth on Section 6.7 of the Disclosure Schedules (the “R&D Expenses”).  Buyers shall as promptly as practicable (but in no event later than five (5) Business Days following receipt of such invoice) pay to Cyclerion by wire transfer of immediately available funds any such R&D Expenses set forth in such invoice.

Section 6.8.          Exclusivity.

(a)          Acquisition Proposal. Cyclerion shall, and shall cause its Subsidiary and Representatives to, immediately cease and cause to be terminated all existing activities, discussions or negotiations with any Persons (other than Buyer) conducted heretofore or that may be on-going with respect to, or that would reasonably be expected to lead to, any Acquisition Proposal. From and after the date of this Agreement until the earlier of Closing or the termination of this Agreement in accordance with Article VIII, Cyclerion shall not, shall cause its Subsidiary not to, and shall use reasonable best efforts to cause their respective Representatives not to, directly or indirectly, (i) initiate, knowingly facilitate, solicit or knowingly encourage (including by way of furnishing non-public information), directly or indirectly, inquiries or the making of any proposals that constitute, or would reasonably be expected to lead to, any Acquisition Proposal, (ii) initiate, engage or participate with any third party in any discussions or negotiations regarding, or furnish or disclose any non-public information (including by providing access to its properties, assets, books and records or personnel) to any third party in connection with, or take any other action to knowingly facilitate or knowingly encourage any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal (except solely to notify such third party of the existence of the provisions of this Section 6.8) or (iii) enter into any Acquisition Agreement or, except as expressly permitted pursuant to Section 6.8(e) below, approve or resolve to approve any Acquisition Proposal, or enter into any agreement, arrangement or understanding that would require Cyclerion to abandon, terminate or fail to consummate the transactions contemplated by this Agreement.  Without limiting the foregoing, it is agreed that any violation of the foregoing restrictions by any Representative, acting on behalf of Cyclerion or its Subsidiary, will be deemed to be a breach of this Section 6.8 by Cyclerion, and Cyclerion will cause its Representatives to comply with the terms of this Section 6.8.

(b)          Notwithstanding the restrictions set forth in Section 6.8(a), at any time prior to obtaining Stockholder Approval, in response to an unsolicited bona fide written Acquisition Proposal that the Board determines in good faith (after consultation with outside counsel and its financial advisor) constitutes or would reasonably be expected to lead to a Superior Proposal, Cyclerion may, subject to compliance with Section 6.8(e), (i) contact the Person making such Acquisition Proposal (and its Representatives) solely to clarify the terms and conditions thereof, (ii) furnish non-public information with respect to Cyclerion and its Subsidiary to the Person making such Acquisition Proposal (and its Representatives) pursuant to a customary confidentiality agreement not less restrictive of such Person than that certain Confidentiality Agreement, dated as of September 4, 2022, by and between J. Wood Capital Advisors LLC and Cyclerion; provided, however, that all such information has previously been provided to Buyer or is promptly made available to Buyer, and (iii) participate in discussions or negotiations with the Person making such Acquisition Proposal (and its Representatives) regarding such Acquisition Proposal.

(c)          Notice of Acquisition Proposal.  From and after the date of this Agreement until the earlier of Closing or the termination of this Agreement, Cyclerion shall promptly (and in any event within twenty-four (24) hours) notify Buyer in the event that Cyclerion receives, directly or indirectly: (i) any Acquisition Proposal; (ii) any request for nonpublic information relating to Cyclerion or its Subsidiary by any Person that informs Cyclerion, its Subsidiary or its Representatives that such Person is considering making, or has made, an Acquisition Proposal; or (iii) any request for discussions or negotiations relating to a possible Acquisition Proposal.  Such notice shall be made in writing and shall include (x) the identity of the Person or group making such Acquisition Proposal or request, and (y) the material terms and conditions of any Acquisition Proposal or request and, if written, a copy thereof.  Cyclerion will (A) keep Buyer reasonably apprised of any material developments, discussions and negotiations with respect to such Acquisition Proposal or inquiry, as well as any material modification of or amendment thereto and if written, provide to Buyer a copy thereof and (B) promptly make available to Buyer any non-public information of Cyclerion and its Subsidiary furnished to any third party in connection therewith that has not previously been provided to Buyer.

(d)          Nothing contained in this Section 6.8 prohibits or will be construed as prohibiting Cyclerion or the Board from (i) complying with its disclosure obligations under federal or state Law with regard to an Acquisition Proposal, including taking and disclosing to Cyclerion stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to Cyclerion’s stockholders if, in the good faith judgment of the Board, after consultation with outside legal counsel, failure to make such disclosure would be inconsistent with its fiduciary duties under applicable Law, or otherwise required under applicable Law; provided, however, a Cyclerion Adverse Recommendation Change (as defined below) shall only be made in accordance with Section 6.8(e).

(e)          Actions by Cyclerion.  Neither the Board nor any committee thereof shall (x) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, or cause or permit Cyclerion or its Subsidiary to execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, joint venture agreement, partnership agreement or similar agreement constituting or related to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal (other than a confidentiality agreement referred to in Section 6.8(b)) or requiring Cyclerion or its Subsidiary to abandon, terminate or fail to consummate the transactions contemplated by this Agreement (an “Acquisition Agreement”), or (y)(A) withdraw, amend or modify in a manner adverse to Buyer, or publicly propose to withdraw, amend or modify in a manner adverse to Buyer, the Board Recommendation or (B) recommend, authorize or approve, or propose publicly to recommend authorize or approve, or fail to reject, any Acquisition Proposal or (C) fail to include the Board Recommendation in the Proxy Statement (any action described in this clause (y) being referred to as a “Cyclerion Adverse Recommendation Change”).

(i)          Notwithstanding anything to the contrary contained herein (including the terms of Section 6.8(e)(ii)(C)), at any time prior to obtaining Stockholder Approval, the Board may, in response to a Superior Proposal or an Intervening Event, make a Cyclerion Adverse Recommendation Change if the Board determines, in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.

(ii)          Notwithstanding anything to the contrary contained in this Agreement, the Board shall not be entitled to make a Cyclerion Adverse Recommendation Change pursuant to Section 6.8(e)(i), unless (x) Cyclerion shall have provided to Buyer four (4) Business Days’ prior written notice advising Buyer that the Board intends to take such action, and  if relating to an Intervening Event, such notice shall contain the material facts and circumstances of such Intervening Event and (y) (A) during such four (4)-Business Day period, if requested by Buyer, Cyclerion shall have, and shall have used reasonable best efforts to cause its Representatives to have, engaged in negotiations with Buyer to enable Buyer to propose revisions to the terms of this Agreement or other agreements contemplated hereby, (B) the Board shall have considered in good faith any adjustments to this Agreement (including a change to the price terms hereof) and the other agreements contemplated hereby that may be proposed in writing by Buyer, (C)(1) with respect to a Superior Proposal, the Board shall have determined in good faith, after consultation with Cyclerion’s outside legal counsel and financial advisor, taking into account all legal, financial, regulatory and other aspects of the proposal the Board determines is appropriate (including any termination or break-up fees, the conditionality, the likelihood and timing of required governmental approvals, time likely to be required to consummate such Acquisition Proposal, ability of the Person making the proposal to finance and pay the contemplated consideration and the likelihood of success of such Acquisition Proposal), that the Acquisition Proposal still constitutes a Superior Proposal after taking into account the adjustments to this Agreement that were offered by Buyer and that the failure to make a Cyclerion Adverse Recommendation Change would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law and (2) with respect to an Intervening Event, the Board shall have determined in good faith that failure to make a Cyclerion Adverse Recommendation Change would be reasonably expected to be inconsistent with the directors’ fiduciary duties under applicable Law, and (D) in the event of any change to (1) any of the terms (including the form, amount and timing of payment of consideration) of an Acquisition Proposal, or (2) the facts or circumstances relating to an Intervening Event, Cyclerion shall, in each case, have delivered to Buyer an additional notice consistent with that described in clause (i) above and a new notice period under clause (i) of this proviso shall commence (except that four (4) Business Day notice period referred to above shall instead be equal to two (2) Business Day) during which time Cyclerion shall be required to comply with the requirements of this Section 6.8(e)(ii) anew with respect to such additional notice.

(f)          Cyclerion shall not release nor permit the release of any Person from, or waive or permit the waiver of any provision of, and Cyclerion shall use its reasonable efforts to enforce or cause to be enforced, any confidentiality, “standstill” or similar agreement to which any of Cyclerion or its Subsidiary is a party, unless the Board determines in good faith (after consultation with outside legal counsel) that the failure to take such action would be a breach of its fiduciary duties under applicable Law.

(g)          Immediately following the execution of this Agreement, Cyclerion shall request each Person which has heretofore executed a confidentiality agreement in connection with such Person’s consideration of acquiring Cyclerion to return or destroy all confidential information heretofore furnished to such Person by or on Cyclerion’s behalf.

Section 6.9.          Matters related to Cyclerion Stockholders Meeting.

(a)          Except as otherwise provided in Section 6.9(a) of the Disclosure Schedules, as promptly as reasonably practicable following the date of this Agreement (and in any event no later than thirty (30) calendar days after the date hereof), Cyclerion shall at its own expense prepare (with Buyer’s reasonable cooperation) and use its reasonable best efforts to file with the SEC in preliminary form a proxy statement (the “Proxy Statement”) with respect to a special meeting of the stockholders of Cyclerion (the “Stockholders Meeting”) for the purpose of obtaining the approval of the sale of the Purchased Assets to the Buyer contemplated by this Agreement by the holders of a majority of the outstanding shares of Cyclerion Common Stock (the “Stockholder Approval”). Cyclerion shall use reasonable best efforts to file with the SEC the definitive Proxy Statement and to cause the mailing of the definitive Proxy Statement to the stockholders of Cyclerion to occur as promptly as practicable following the earlier of (i) the notification of no further comments from the SEC and (ii) if the staff of the SEC has not informed Cyclerion that they intend to review the Proxy Statement, the tenth (10th) day after the date the preliminary Proxy Statement is filed. Cyclerion shall use reasonable best efforts to respond as promptly as practicable, to any comments of the SEC with respect to the Proxy Statement and to have the Proxy Statement cleared by the SEC as promptly as practicable after filing. Buyer Parent and Buyer shall furnish all information concerning Buyer to Cyclerion as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement, including furnishing and using reasonable best efforts to cause its accountants and other agents and service providers to furnish to Cyclerion all information concerning itself, its directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement. Cyclerion shall promptly notify Buyer upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement. Notwithstanding the foregoing, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, Cyclerion shall provide Buyer a reasonable opportunity to review and comment on such document or response which comments Cyclerion will consider in good faith. If at any time prior to the Stockholders Meeting, any information relating to Cyclerion, Buyer or any of their respective affiliates, officers or directors, should be discovered by Cyclerion or Buyer which should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party which discovers such information shall promptly notify the other Parties hereto and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable law, disseminated to the stockholders of Cyclerion.

(b)          Cyclerion agrees that the Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder and that none of the information included or incorporated by reference in the Proxy Statement or any amendment or supplement thereto will (except to the extent revised or superseded by amendments or supplements contemplated hereby), at the date the Proxy Statement is filed with the SEC or mailed to the stockholders of Cyclerion or at the time of the Stockholders Meeting, or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no covenant is made by Cyclerion with respect to statements made in the Proxy Statement based on information supplied in writing by or on behalf of Buyer or Buyer Parent for inclusion or incorporation for reference therein. Buyers shall cause the information relating to Buyer or Buyer Parent supplied by Buyers for inclusion in the Proxy Statement or any amendments or supplement thereto not to, at the date the Proxy Statement is filed with the SEC or mailed to the stockholders of Cyclerion or at the time of the Stockholders Meeting, or at the time of any amendment or supplement thereof (except to the extent revised or superseded by amendments or supplements contemplated hereby), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(c)          Cyclerion shall, as promptly as practicable after the date of this Agreement, establish a record date (which will be as promptly as reasonably practicable following the date of this Agreement) for, duly call, give notice of, convene and hold the Stockholders Meeting for purposes of seeking the Stockholder Approval, which meeting Cyclerion shall cause to occur as soon as practicable (and in any event within twenty-five (25) Business Days) following the mailing of the Proxy Statement.  Cyclerion may not postpone, recess or adjourn the Stockholders Meeting without the prior written consent of Buyer.  Notwithstanding the foregoing, Cyclerion shall be permitted to postpone, recess or adjourn the Stockholders Meeting without the prior consent of Buyer (and shall do so if requested by Buyer): (i) if Cyclerion is unable to obtain a quorum of its stockholders at the Stockholders Meeting,  (ii) such postponement, recess or adjournment is required by applicable Law or a request from the SEC or its staff, or (iii) in the good faith judgement of the Board, following consultation with outside legal counsel and Buyer Parent (or, in the case of a request by Buyer, in Buyer Parent’s good faith judgement) the failure to postpone, recess or adjourn the Stockholders Meeting would be reasonably likely to not allow reasonably sufficient time for the distribution and review of any required or appropriate supplement or amendment to the Proxy Statement by Cyclerion’s stockholders prior to the Stockholders Meeting as then-scheduled; provided that Cyclerion shall not be required to adjourn the Stockholders Meeting more than once at such request of Buyer, no such adjournment shall be required to be for a period exceeding five (5) Business Days and in no event will Cyclerion be required by this Agreement to change such record date. Cyclerion agrees that no matters shall be brought before the Stockholders’ Meeting other than the approval of the transactions contemplated by this Agreement and any related and customary procedural matters (including a proposal to adjourn the meeting to allow additional solicitation of votes). In no event will the record date of the Company Stockholders’ Meeting be changed without Buyer’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned), unless required by applicable Law.

(d)          Subject to Section 6.8(e), Cyclerion shall (A) through the Board, recommend to the Cyclerion stockholders, the approval and authorization of this Agreement and the transactions contemplated hereby (including the consideration to be received by the Company), and include in the Proxy Statement such recommendation and (B) use its reasonable best efforts to solicit from the Cyclerion stockholders proxies in favor of the approval and authorization of this Agreement, and (C) use reasonable best efforts to take all actions reasonably necessary to secure the Stockholder Approval.

(e)          Cyclerion acknowledges that its obligations pursuant to Section 6.9(a), (b) and (c), will not be affected by any Cyclerion Adverse Recommendation Change or the commencement, public proposal, public disclosure or communication to Cyclerion or the Cyclerion stockholders of any Acquisition Proposal.

(f)          The Buyers shall, and shall cause the equityholders party thereto, not amend the applicable Voting Agreement in any respect without Cyclerion’s prior written consent, which may not be unreasonably withheld, conditioned or delayed.

Section 6.10.        Buyer Parent Purchase Agreement.  Buyer and Buyer Parent shall use reasonable best efforts to consummate the closing of the Second Tranche on or prior to the Closing Date as contemplated in the Buyer Parent Purchase Agreement.  Buyers shall not agree to any amendments or modifications to, or grant any waivers of, any condition (including any of the financing conditions) or other provision or remedy under the Buyer Parent Purchase Agreement without the prior written consent of Cyclerion (which consent shall not be unreasonably withheld, conditioned or delayed) to the extent such amendments, modifications or waivers would (x) reduce the aggregate amount of aggregate cash proceeds available to Buyer Parent under the Buyer Parent Purchase Agreement, or (y) impose new or additional conditions precedent or otherwise expand, amend or modify any of the conditions or other terms therein in a manner adverse to Buyer Parent, Buyer or Cyclerion, including any expansion, waiver, amendment or modification that would be reasonably likely to (A) prevent, impair or materially delay the ability of Buyer Parent or Buyer to consummate the transactions contemplated by this Agreement or the other Transaction Agreements, (B) adversely impact the ability of Buyer or Buyer Parent to enforce its rights or remedies against the counterparties to the Buyer Parent Purchase Agreement or (C) make the timely funding of the Equity Financing or satisfaction of the financing conditions set forth in the Buyer Parent Purchase Agreement materially less likely to occur. Buyer Parent shall promptly (and in any event within three (3) Business Days) notify Cyclerion of (1) any amendment, waiver or modification, or agreement to do any of the foregoing of any term of the Buyer Parent Purchase Agreement, (2) the expiration or termination (or attempted or purported termination, whether or not valid) of the Buyer Parent Purchase Agreement, or (3) any refusal by any counterparty to Buyer Parent Purchase Agreement to consummate, or any notice in writing by any such counterparty to refuse to consummate, the closing contemplated under the Buyer Parent Purchase Agreement.

Section 6.11.        Taxes.

(a)          Cyclerion and Buyers shall reasonably cooperate  with each other and make available or cause to be made available to each other in a timely fashion such data (including Tax Returns) regarding the Purchased Assets which relates to Taxes, Tax Returns or filings with respect thereto and other information reasonably requested and required for the preparation by Buyers or Cyclerion of any Tax Returns, elections, consents or certificates required to be prepared and filed by Buyers or Cyclerion and any audit or other examination by any Governmental Entity or administrative Action relating to liability for Taxes.

(b)          The Buyer and Buyer Parent (on the one hand) and Cyclerion (on the other hand) shall each bear fifty percent (50%) of any Transfer Taxes. The party required by applicable Law to file a Tax Return relating to Transfer Taxes shall prepare and timely file, or shall cause to be prepared and timely filed such Tax Return and shall promptly after filing such Tax Return, provide evidence to the non-filing party that such Tax Return has been duly and timely filed and the relevant Transfer Taxes have been duly and timely paid. The non-filing party shall, promptly following receipt of the evidence of payment of such Transfer Taxes, reimburse the filing party in an amount equal to fifty percent (50%) of any Transfer Taxes due on such Tax Return. Cyclerion and Buyers agree to timely sign and deliver such certificates or forms as may be reasonably necessary or appropriate to establish any exemption from (or otherwise reduce) such Transfer Taxes for which  each party is eligible.  For the avoidance of doubt, the Purchase Price set forth in this Agreement is exclusive of Transfer Taxes.

(c)          For purposes of apportioning Liabilities for ad valorem and similar Taxes relating to the Purchased Assets, such Liabilities for Taxes payable with respect to a Straddle Period shall be apportioned as follows: (i) Cyclerion shall be apportioned an amount equal to the total amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period, and (ii) Buyers shall be apportioned an amount equal to the excess of the total amount of such Taxes over the amount determined in clause (i) hereof.

(d)          Buyer shall prepare an allocation of the Purchase Price and any applicable Assumed Liabilities among the Purchased Assets in accordance with applicable Law, including Section 1060 of the Code and the Treasury Regulations thereunder, which allocation and any adjustments thereto shall be subject to the comments and approval of Cyclerion. The Buyer shall deliver a proposed allocation to Cyclerion within 120 days after the Closing Date.  Such allocation shall become final and binding twenty (20) days after Buyer provides it to Cyclerion, unless Cyclerion notifies Buyer in writing that Cyclerion objects in good faith to such allocation.  In that case, the Parties will resolve any disagreement in good faith and, if they are unable to do so within fifteen (15) days of the objection from Cyclerion, the matter shall be submitted to a mutually agreed upon independent accounting firm to resolve such dispute, which resolution will be final and binding on the parties. Buyer and Buyer Parent (on the one hand) and Cyclerion (on the other hand) will each pay 50% of any costs or fees to retain the applicable accounting firm. The Parties (and their respective Representatives and Affiliates) shall report, act and file their respective Tax Returns in accordance with such allocation, as finally determined pursuant to this Section 6.11(d), and any adjustments thereto and shall not take any position or action inconsistent with such allocation and any adjustments thereto, absent a “determination” within the meaning of Section 1313 of the Code to the contrary.

Section 6.12.        FDA Letters.  Promptly after Closing (but in no event later than five (5) Business Days following the Closing):

(a)          Cyclerion shall file, or cause to be filed, with the FDA the Cyclerion FDA Letters and the Cyclerion Orphan Designation Letter, and shall provide an as-filed copy of each such letter to Buyer.

(b)          Buyers shall file, or cause to be filed, with the FDA the Buyer FDA Letters and the Buyer Orphan Designation Letter and shall provide an as-filed copy of each such letter to Cyclerion.

Section 6.13.        Post-Closing Matters.

(a)          From the Closing Date until the five (5) year anniversary of the Closing Date, subject to Section 6.13(b), Cyclerion will not (and will cause its Affiliates not to), (i) either alone or directly or indirectly with or through any Affiliate or Third Party, initiate IND-enabling preclinical development, develop, commercially manufacture, commercialize, or otherwise exploit any compound or product (including any compound or product that is part of an Excluded Program) that is (A) a CNS-penetrant sGC Stimulator, (B) developed for the treatment of a Program Indication, and (C) reasonably expected to compete with any compound or product in a Purchased Program for the treatment of a Program Indication (any such compound or product, a “Cyclerion Competing Product”) anywhere in the world, or (ii) license, convey, grant, or otherwise transfer any rights to any Third Party (including any rights under any Intellectual Property included in the Excluded Assets) to initiate IND-enabling preclinical development, develop, commercially manufacture, commercialize, or otherwise exploit a Cyclerion Competing Product anywhere in the world.

(b)          If there is a Change of Control of Cyclerion, then the obligations of Section 6.13(a) will not apply to any program or product of an acquirer or its Affiliates (other than any successor entity to Cyclerion or any Affiliate of Cyclerion that existed prior to the closing of such Change of Control) (an “Acquirer Program”) that becomes an Affiliate of Cyclerion as a result of such Change of Control; provided, that Cyclerion and such Affiliates establish and enforce internal processes, policies, procedures, and systems to reasonably segregate any Confidential Information of Buyer that Cyclerion or its Affiliates may have with respect to the Purchased Programs (including any Know-How licensed to Cyclerion pursuant to Section 6.3 of this Agreement) from any Acquirer Program for a product that would be a Cyclerion Competing Product if developed by Cyclerion or a pre-Change of Control Affiliate of Cyclerion, including ensuring that such Affiliates do not use or practice, directly or indirectly, any Purchased Intellectual Property or Buyer’s Confidential Information in such program.

(c)          From the Closing Date until the five (5) year anniversary of the Closing Date, if from time to time Cyclerion determines that it will abandon the prosecution or maintenance of any Patent covering any or all of the hydroxy-compounds set forth on Section 6.13(c) of the Disclosure Schedules (the “Hydroxy-Compounds”) Cyclerion shall promptly thereafter deliver a written notice (the “Cyclerion Hydroxy-Compound Notice”) to Buyer specifying such determination. To exercise its Right of First Negotiation, Buyer shall deliver an irrevocable written notice (the “Buyer Hydroxy-Compound Notice”) to Cyclerion notifying Cyclerion that Buyer intends to exercise its Right of First Negotiation with respect to the applicable Hydroxy-Compounds within fifteen (15) days of receipt of the Cyclerion Hydroxy-Compound Notice.  During the thirty (30) day period following Cyclerion’s receipt of the Buyer Hydroxy-Compound Notice (such period, the “Negotiation Period”), Cyclerion shall not negotiate the terms of a license agreement with respect to the applicable Hydroxy-Compounds with any Person, other than the Buyer, and, subject to Buyer complying with its obligations included in the immediately following sentence, shall not abandon the maintenance or prosecution of the applicable Patents).  During the Negotiation Period, Buyer shall be responsible for all maintenance and prosecution costs with respect to the applicable Patents.   Following the expiration of the Negotiation Period, Cyclerion may negotiate the licensing of the applicable Hydroxy-Compounds with any Person or may abandon the prosecution or maintenance of the applicable Patents, in each case as determined in its sole discretion.

Section 6.14.        Joint Confidentiality Agreements. Following the Closing, in the event that Cyclerion becomes aware of a breach or potential breach of any of the confidentiality or non-use covenants of any Joint Confidentiality Agreement exclusively related to any Purchased Assets, Cyclerion shall promptly, and in any case within five (5) Business Days, notify Buyer of any such breach or potential breach.  Cyclerion shall, promptly following receipt of a written notice from Buyer directing Cyclerion to take the actions contemplated by this Section 6.14 with respect to any such breach (whether or not Cyclerion delivered notice thereof to Buyer), specifically enforce the confidentiality and non-use covenants included in the applicable Joint Confidentiality Agreement against the counterparty thereto. Buyers shall be responsible for any and all Liabilities, costs and expenses of Cyclerion or any of its Affiliates or any of their respective representatives to the extent arising out of or relating to any such enforcement action and shall promptly, and in any event within thirty (30) calendar days of receiving an invoice therefor, reimburse Cyclerion for any such Liabilities, costs or expenses.  Cyclerion shall promptly, and in any event within thirty (30) calendar days, pay Buyer any amounts recovered or received in respect of any such enforcement actions, net of any costs or expenses not reimbursed by Buyers in accordance with the immediately preceding sentence.

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.1.          Conditions to the Obligations of All Parties.  The obligations of the Parties to consummate the transactions contemplated hereby are subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions precedent (any of which may be waived in whole or in part by each of the parties in its sole discretion):

(a)          Applicable Law and Approvals.  Prior to the Closing, the following conditions precedent have been satisfied:

(i)            there will be no Law of any nature issued by a Governmental Entity of competent jurisdiction that restrains, enjoins or otherwise prohibits, or has the effect of restraining, enjoining or otherwise prohibiting, the transactions contemplated by any Transaction Agreement from being consummated as herein provided; and

(ii)          the Stockholder Approval shall have been obtained.

(b)          Novation and Waiver Agreement. The Novation and Waiver Agreement is in full force and effect, has not been amended or modified in any respect (except with the express written consent of Cyclerion and Buyer), and there is no dispute, outstanding with respect thereto.

Section 7.2.          Conditions to Buyer Parent’s and Buyer’s Obligations at Closing.  The obligations of Buyer Parent and Buyer to consummate the transactions contemplated hereby are subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions precedent (any one or more of which may be waived in whole or in part by Buyer in its sole discretion):

(a)          Closing Deliveries. At the Closing, Cyclerion shall deliver or have caused to be delivered to Buyer the following:

(i)            the Stockholder Agreements, duly executed by Cyclerion;

(ii)           a properly completed and executed Internal Revenue Service Form W-9 of Cyclerion dated no more than ten (10) Business Days prior to the Closing Date;

(iii)          letters from Cyclerion to the FDA transferring to Buyer or any of its designees ownership of (i) the INDs relating to the Purchased Programs in substantially the form attached hereto as Exhibit I-1 (the “Cyclerion IND 147088 FDA Letter”), Exhibit I-2 (the “Cyclerion IND 138999 FDA Letter”) and Exhibit I-3 (the “Cyclerion IND 155952 FDA Letter”, together with the Cyclerion IND 147088 FDA Letter and Cyclerion IND 138999 FDA Letter, the “Cyclerion FDA Letters”) and (ii) the orphan drug designations relating to the Purchased Programs in substantially the form attached hereto as Exhibit J (the “Cyclerion Orphan Designation Letter”), each duly executed by Cyclerion.

(iv)          the Conveyancing and Assumption Instruments, duly executed by Cyclerion;

(v)           a Transition Services Agreement between Cyclerion and Buyer in substantially the form attached hereto as Exhibit K (the “Transition Services Agreement”), duly executed by Cyclerion; and

(vi)          a certificate of the Chief Financial Officer of Cyclerion that each of the conditions set forth in Section 7.2(b) and Section 7.2(c) have been satisfied.

(b)          Representations and Warranties to be True.  The representations and warranties of Cyclerion herein contained (i) that are qualified or limited by materiality or “Material Adverse Effect” shall be true and correct as of the Closing with the same effect as if made as of the Closing (other than such representations that are made as of a specified date, which shall be true and correct on and as of such date) and (ii) that are not so qualified or limited shall be true and correct in all material respects as of the Closing with the same effect as if made as of the Closing (other than such representations that are made as of a specified date, which shall be true and correct in all material respects as of such date).

(c)          Covenants. Cyclerion shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by such respective Party at or prior to the Closing.  For purposes of this Section 7.2(c), a covenant of Cyclerion shall only be deemed to have not been performed if Cyclerion has materially breached such covenant and failed to cure within fifteen (15) calendar days after notice (or if earlier, the Termination Date); provided that Buyer shall not be required to consummate the Closing unless and until such material breach of any covenant has been cured.

(d)          No Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred and be continuing a Material Adverse Effect.

Section 7.3.          Conditions to Cyclerion’s Obligations at Closing.  The obligations of Cyclerion under this Agreement shall be subject to each of the following conditions, unless waived by Cyclerion:

(a)          Closing Deliveries.  On Closing, Buyers shall deliver or have caused to be delivered to Cyclerion the following:

(i)            the Closing Payment in accordance with this Agreement;

(ii)          evidence of issuance of the Consideration Shares;

(iii)          the Stockholder Agreements, duly executed by all of the parties thereto, other than Cyclerion;

(iv)          letters from Buyer to the FDA accepting ownership of (i) the INDs relating to the Purchased Assets in substantially the form attached hereto as Exhibit L-1 (the “Buyer IND 147088 FDA Letter”), Exhibit L-2 (the “Buyer IND 138999 FDA Letter”) and Exhibit L-3 (the “Buyer IND 155952 FDA Letter”, together with the Buyer IND 147088 Letter and Buyer IND 138999 FDA Letter, the “Buyer FDA Letters”) and (ii) the orphan drug designations relating to the Purchased Assets in substantially the form attached hereto as Exhibit M, each duly executed by Buyer;

(v)           the Conveyancing and Assumption Instruments, duly executed by Buyer;

(vi)          the Transition Services Agreement, duly executed by Buyer;

(vii)        evidence of the consummation of the closing of the Second Tranche as contemplated by the Buyer Parent Purchase Agreement; and

(viii)       a certificate of a duly authorized officer of Buyer Parent that each of the conditions set forth in Section 7.3(b) and Section 7.3(c) has been satisfied.

(b)          Representations and Warranties to be True. The representations and warranties of Buyer Parent and Buyer herein contained (i) that are qualified or limited by materiality or “Material Adverse Effect” shall be true and correct as of the Closing with the same effect as if made as of the Closing (other than such representations that are made as of a specified date, which shall be true and correct on and as of such date) and (ii) that are not so qualified or limited shall be true and correct in all material respects as of the Closing with the same effect as if made as of the Closing (other than such representations that are made as of a specified date, which shall be true and correct in all material respects as of such date);.

(c)          Covenants. Buyer and Buyer Parent shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by Buyer and Buyer Parent, as applicable, at or prior to the Closing.  For purposes of this Section 7.3(c), a covenant of Buyer or Buyer Parent shall only be deemed to have not been performed if Buyer or Buyer Parent, as applicable, has materially breached such covenant and failed to cure within fifteen (15) calendar days after notice (or if earlier, the Termination Date); provided that Cyclerion shall not be required to consummate the Closing unless and until such material breach of any covenant has been cured.

ARTICLE VIII

TERMINATION

Section 8.1.          Events of Termination.

(a)          This Agreement may, by notice given in the manner hereinafter provided, be terminated and abandoned at any time prior to completion of the Closing, as follows:

(i)            at any time by mutual written agreement of Buyer and Cyclerion;

(ii)          by either Party if the Closing will not have been consummated on or before September 11, 2023, unless such date is extended by the mutual written agreement of Buyer and Cyclerion (the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 8.1(a)(ii) shall not be available to any Party whose breach of any provision of this Agreement has primarily caused or primarily resulted in the failure of the Closing to be consummated by such time;

(iii)          by Buyer, if any representation or warranty of Cyclerion set forth in this Agreement shall have become untrue or if a failure to perform any covenant or agreement on the part of Cyclerion set forth in this Agreement shall have occurred, in each case, such that if the breach or untruth was occurring on the Closing Date any of the conditions set forth in Section 7.1 or Section 7.2 (as applicable) would not be satisfied, and such condition is incapable of being satisfied by the Termination Date; provided that Buyer may not terminate this Agreement under this Section 8.1(a)(iii) unless (i) such breach has not been cured by the date which is twenty (20) days after Buyer notifies Cyclerion of such breach in writing and (ii) neither of the Buyers is then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.1 or Section 7.3 not to be satisfied;

(iv)          by Cyclerion, if any representation or warranty of Buyer or Buyer Parent set forth in this Agreement shall have become untrue or if a failure to perform any covenant or agreement on the part of Buyer or Buyer Parent set forth in this Agreement shall have occurred, in each case, such that if the breach or untruth was occurring on the Closing Date any of the conditions set forth in Section 7.1 or Section 7.3 (as applicable) would not be satisfied, and such condition is incapable of being satisfied by the Termination Date; provided that Cyclerion may not terminate this Agreement under this Section 8.1(a)(iv) unless (i) such breach has not been cured by the date which is twenty (20) days after Cyclerion notifies Buyer or Buyer Parent, as applicable, of such breach in writing and (ii) Cyclerion is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.1 or Section 7.2 not to be satisfied;

(v)           by either Party if the Stockholders’ Meeting (including any adjournment or postponement thereof in accordance with the terms of this Agreement) has concluded, the Cyclerion stockholders have voted, and the Stockholder Approval was not obtained;

(vi)          by either Party, if any Governmental Entity has issued any Law enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such Law will have become final and nonappealable, except that the right to terminate this Agreement and abandon the transactions contemplated by this Agreement under this paragraph will not be available to any Party whose failure to fulfill or comply with any obligation or covenant under this Agreement has been the cause of, or resulted in, the issuance of such nonappealable Law;

(vii)         by Cyclerion if, after the sixth Business Day following the public announcement of the execution of this Agreement, the $5,000,000 aggregate purchase price payable pursuant to the Stock Purchase Agreement, dated as of March 31, 2023 between Cyclerion and Mr. Peter M. Hecht has not been paid;

(viii)        by Cyclerion if: (A) the conditions precedent set forth in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that by their terms require the delivery of any documents or the taking of other action at the Closing, provided such conditions precedent would reasonably be expected to be satisfied at the Closing) on the date the Closing should have been consummated by Buyer and Buyer Parent pursuant to Section 2.7, (B) Cyclerion notified Buyer in writing that: (1) all such conditions precedent set forth in Section 7.1 and Section 7.2 have been satisfied or waived, and (2) Cyclerion stands ready, willing and able to consummate the Closing, and (C) Buyer or Buyer Parent fails to consummate the Closing within two (2) Business Days after the delivery of the notification referred to in clause (B) herein; or

(ix)          by Buyer if a Cyclerion Adverse Recommendation Change shall have been made, provided that Buyer may only terminate this Agreement pursuant to this Section 8.1(a)(ix) if it delivers notice to Cyclerion pursuant to Section 8.1(b) within ten (10) Business Days of such Cyclerion Adverse Recommendation Change.

(b)          If Buyer or Cyclerion terminates this Agreement pursuant to the foregoing provisions of this Section 8.1, such termination shall be effected by written notice to the other Party specifying the provision pursuant to which such termination is made.

Section 8.2.          Effect of Termination.  If this Agreement is validly terminated as permitted by Section 8.1, all rights and obligations of the Parties hereto under this Agreement shall terminate, there shall be no Liability of any Party hereto (or any of its Representatives or Affiliates) in connection with this Agreement or the transactions contemplated hereby, whether arising from or relating to any breaches by such party of this Agreement or otherwise; provided, however, that: (a) nothing herein is intended or shall be construed to limit the liability of the either Party for actual fraud or willful breach of any provision of this Agreement; and (b) the rights and obligations of the parties under Article I, Section 6.5(b) (solely with respect to the obligation of Buyers to reimburse accrued but unpaid Employee Expenses to Cyclerion in the event such expenses are not otherwise repayable to Buyer in connection with a termination of this Agreement), Section 6.7(b) (solely with respect to the obligation of Buyers to reimburse accrued but unpaid R&D Expenses to Cyclerion in the event such expenses are not otherwise repayable to Buyer in connection with a termination of this Agreement), Section 8.2, Section 8.3, Section 10.4, and Article XII will survive any termination hereof pursuant to Section 8.1.

Section 8.3.          Termination Fee.

(a)          Termination Fee; Expense Reimbursement.

(i)            If this Agreement is validly terminated by Buyer pursuant to Section 8.1(a)(ix) (for the avoidance of doubt, within ten (10) Business Days of such Cyclerion Adverse Recommendation Change), then Cyclerion shall (A) pay to Buyer $500,000 in cash (the “Termination Fee”) and (B) reimburse Buyer for (1) Buyers’ expenses in connection with this Agreement and the transactions contemplated hereby (excluding the Employee Expenses and R&D Expenses) in an amount equal to $1,000,000, (2) the Employee Expenses actually reimbursed or paid by Buyer or Buyer Parent, and (3) the R&D Expenses actually reimbursed or paid by Buyer or Buyer Parent (collectively, the expenses in items (1), (2) and (3), the “Buyer Expense Reimbursement”), in each case, in immediately available funds within three (3) Business Days after such termination.  If this Agreement is validly terminated by Buyer pursuant to Section 8.1(a)(iii), or by Cyclerion or Buyer pursuant to Section 8.1(a)(ii) at a time when Buyer had a right to terminate pursuant to Section 8.1(a)(iii) (without giving effect to any notice requirement, cure period or waiting period set forth therein), then Cyclerion shall pay to Buyer the Buyer Expense Reimbursement in immediately available funds within five (5) Business Days after such termination.  If this Agreement is validly terminated by either Party pursuant to Section 8.1(a)(v), Cyclerion shall reimburse Buyer for 50% of the Employee Expenses and R&D Expenses actually paid or reimbursed to Cyclerion by Buyer or Buyer Parent, in immediately available funds within five (5) Business Days after such termination.  Any payment of the Termination Fee or Buyer Expense Reimbursement shall be deemed to be liquidated damages and not a penalty, and in no event shall Cyclerion be required to pay the Termination Fee or Buyer Expense Reimbursement on more than one occasion.

(ii)           If (A) prior to the date of the Stockholders’ Meeting, an Acquisition Proposal shall have been publicly made or otherwise publicly communicated to Cyclerion and not publicly withdrawn, (B) this Agreement is validly terminated by Buyer pursuant to Section 8.1(a)(iii) or by either Party pursuant to Section 8.1(a)(ii) or Section 8.1(a)(v), and (C) within twelve (12) months of such termination, Cyclerion enters into a definitive agreement with respect to, or consummates the transactions contemplated by such Acquisition Proposal; provided, that references to “twenty-five percent (25%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”, then, (x) in respect of termination pursuant to Section 8.1(a)(iii) and Section 8.1(a)(v), Cyclerion shall pay to Buyer the Termination Fee within three (3) Business Days after the consummation of the transactions contemplated by such Acquisition Proposal and (y) in respect of termination pursuant to Section 8.1(a)(ii), Cyclerion shall pay to Buyer the Termination Fee and the Buyer Expense Reimbursement within three (3) Business Days after the consummation of the transactions contemplated by such Acquisition Proposal.

(iii)          Notwithstanding anything to the contrary herein or in any other Transaction Agreement, (i) in the event that a Termination Fee or Buyer Expense Reimbursement is payable under Section 8.3(a), Buyer’s receipt of such Termination Fee in full and/or, the aggregate amount of the Buyer Expense Reimbursement actually due to Buyer, as applicable, shall be the sole and exclusive remedy of the Buyer Group and their respective Affiliates and Representatives (collectively, the “Buyer Parties”) against Cyclerion, its Subsidiary and their respective Affiliates and Representatives (collectively, the “Cyclerion Parties”) for any damages suffered as a result of the failure of the Closing to be consummated or for a breach or failure to perform hereunder, and no Cyclerion Party shall have any further Liability (including with respect to any other Termination Fee or Buyer Expense Reimbursement) to any Person relating to or arising out of this Agreement or the transactions contemplated hereby, and the Buyer Parties shall be deemed to have waived all other remedies (including equitable remedies) with respect to any and all damages or Liabilities suffered or incurred in connection with this Agreement or the transactions contemplated hereby and (ii) the maximum aggregate Liability of the Cyclerion Parties, taken as a whole, under or in connection with this Agreement and the transactions contemplated hereby shall be limited to an amount equal to the amount of such Termination Fee plus the aggregate potential amount of the Buyer Expense Reimbursement, and in no event shall any of the Buyer Parties seek to recover, or be entitled to recover, any damages, Liabilities or other losses of any kind, character or description in excess of such amount (including to any other Termination Fee or Buyer Expense Reimbursement); provided that the foregoing shall not limit the ability of Buyer to recover reimbursement costs and expenses or indemnification pursuant to Article IX, and any such reimbursement, indemnification or interest shall not reduce the amount of such Termination Fee; and provided, further, that nothing in this Section 8.3(a)(iii) shall restrict Buyer’s entitlement to seek and obtain specific performance as and to the extent permitted by Section 12.17.

(iv)          Cyclerion acknowledges that the agreements contained in this Section 8.3(a) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Buyer would not enter into this Agreement. Accordingly, if Cyclerion fails promptly to pay the Termination Fee or Buyer Expense Reimbursement when due pursuant to this Section 8.3(a), it shall pay any reasonable and documented out-of-pocket costs and expenses incurred by Buyer in connection with enforcing this Agreement to obtain payment of such unpaid fee (including by legal action), together with interest on the amount of such unpaid fee at a rate per annum equal to 2% from the date such fee was required to be paid to (but excluding) the payment date.

(b)          Reverse Termination Fee.

(i)            If this Agreement is validly terminated (i) by Cyclerion pursuant to Section 8.1(a)(iv) or Section 8.1(a)(viii) or (ii) by Cyclerion or the Buyer pursuant to Section 8.1(a)(ii) at a time when Cyclerion had a right to terminate pursuant to Section 8.1(a)(iv) or Section 8.1(a)(viii) (without giving effect to any notice requirement, cure period or waiting period set forth therein) then Buyers shall pay to Cyclerion an amount in cash equal to $1,000,000 in immediately available funds (the “Reverse Termination Fee”) within three (3) Business Days after such termination.  Any payment of the Reverse Termination Fee shall be deemed to be liquidated damages and not a penalty, and in no event shall Buyers be required to pay the Reverse Termination Fee on more than one occasion.

(ii)          Notwithstanding anything to the contrary herein or in any other Transaction Agreement, (i) in the event that the Reverse Termination Fee is payable under Section 8.3(a), Cyclerion’s receipt of the Reverse Termination Fee in full shall be the sole and exclusive remedy of the Cyclerion Parties against the Buyer Parties for any damages suffered as a result of the failure of the Closing to be consummated or for a breach or failure to perform hereunder, and no Buyer Parties shall have any further Liability to any Person relating to or arising out of this Agreement or the transactions contemplated hereby, and the Cyclerion Parties shall be deemed to have waived all other remedies (including equitable remedies) with respect to any and all damages or Liabilities suffered or incurred in connection with this Agreement or the transactions contemplated hereby and (ii) the maximum aggregate Liability of the Buyer Parties, taken as a whole, under or in connection with this Agreement and the transactions contemplated hereby shall be limited to an amount equal to the amount of the Reverse Termination Fee, and in no event shall any of the Cyclerion Parties seek to recover, or be entitled to recover, any damages or other losses of any kind, character or description in excess of such amount; provided that the foregoing shall not limit the ability of Cyclerion to recover reimbursement for costs and expenses or indemnification under Section 8.3(b)(iii) and Article IX, and any such reimbursement, indemnification or interest shall not reduce the amount of the Termination Fee; and provided, further, that nothing in this Section 8.3(b)(ii) shall restrict Cyclerion’s entitlement to seek and obtain specific performance as and to the extent permitted by Section 12.17.

(iii)          Each of Buyer and Buyer Parent acknowledges that the agreements contained in this Section 8.3(b)(iii) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Cyclerion would not enter into this Agreement. Accordingly, if Buyers fail promptly to pay the Reverse Termination Fee when due pursuant to this Section 8.3(b), they shall also pay any reasonable and documented out-of-pocket costs and expenses incurred by Cyclerion in connection with enforcing this Agreement to obtain payment of such unpaid fee (including by legal action), together with interest on the amount of such unpaid fee at a rate per annum equal to 2% from the date such fee was required to be paid to (but excluding) the payment dates.

ARTICLE IX

INDEMNIFICATION

Section 9.1.          Indemnification by Cyclerion.  Except as otherwise specifically set forth in any provision of this Agreement or of any Ancillary Agreement, following the Closing, Cyclerion shall indemnify, hold harmless and defend the Buyer Indemnitees from and against any and all Indemnifiable Losses of the Buyer Indemnitees to the extent relating to, arising out of, by reason of or otherwise in connection with: (i) the Excluded Liabilities, including the failure of Cyclerion or any other Person to pay, perform or otherwise discharge any Excluded Liability in accordance with its respective terms, whether arising prior to, on or after the Closing, (ii) Cyclerion’s breach of the covenants and agreements applicable to it and contained in this Agreement or any Ancillary Agreement which require performance following the consummation of the Closing, or (iii) the terms of Section 2.5(e)(ii) (a “Buyer Claim”).

Section 9.2.          Indemnification by Buyers.  Except as otherwise specifically set forth in any provision of this Agreement, including as set forth in Section 2.5(e) of this Agreement, or of any Ancillary Agreement, following the Closing, Buyer and Buyer Parent shall jointly indemnify, and shall cause the other members of the Buyer Group to indemnify, hold harmless and defend the Cyclerion Indemnitees from and against any and all Indemnifiable Losses of the Cyclerion Indemnitees to the extent relating to, arising out of, by reason of or otherwise in connection with: (i) the Assumed Liabilities, including the failure of any member of the Buyer Group or any other Person to pay, perform or otherwise discharge any Buyer Claim in accordance with its respective terms, whether prior to, on or after the Closing, (ii) Buyer’s or Buyer Parent’s breach of the covenants and agreements applicable to it and contained in this Agreement or any Ancillary Agreement which require performance following the consummation of the Closing or (iii) the terms of Section 2.5(e)(ii), or (iv) the matter set forth in Section 9.2 of the Disclosure Schedules solely in respect of Third Party Claims (a “Cyclerion Claim”).

Section 9.3.          Procedures for Indemnification.

(a)          Direct Claims.  Other than with respect to Third Party Claims, which shall be governed by Section 9.3(b):

(i)            if a Buyer Indemnitee has made a determination that it is or may be entitled to indemnification in respect of any Buyer Claim, the Buyer Indemnitee shall so notify Cyclerion as promptly as reasonably possible after becoming aware of the existence of such Buyer Claim; and

(ii)          if a Cyclerion Indemnitee has made a determination that it is or may be entitled to indemnification in respect of any Cyclerion Claim, the Cyclerion Indemnitee shall so notify Buyer as promptly as reasonably possible after becoming aware of the existence of such Cyclerion Claim (any such claim made pursuant to Section 9.3(a)(i) or this Section 9.3(a)(ii), a “Direct Claim”).

Each such notice shall be in writing and shall describe in reasonable detail the basis for the claim for indemnification hereunder and set forth, to the extent known, the estimated amount of Indemnifiable Losses for which indemnification may be sought hereunder relating to such claim (including, to the extent practicable, the method of computation thereof); provided, however, that the failure to provide such written notice shall not release the Indemnifying Party from any of its obligations except and solely to the extent the Indemnifying Party shall have been actually materially prejudiced as a result of such failure.  The Indemnifying Party will have a period of forty-five (45) days after receipt of any such notice under this Section 9.3(a) to respond to the claimant thereto.  If the Indemnifying Party fails to respond within such period, the claim specified in such notice from the Indemnitee shall be conclusively determined to be an indemnifiable claim for which the Indemnifying Party shall be liable to the applicable Indemnitee(s) hereunder.

(b)          Third Party Claims.  If a claim or demand is made against an Indemnitee by any Third Party (a “Third Party Claim”) as to which such Indemnitee is or may be entitled to indemnification pursuant to this Agreement, Cyclerion (on behalf of the Cyclerion Indemnitees) or Buyer (on behalf of the Buyer Indemnitees), as applicable (such claimant, the “Claiming Party”), shall notify the Indemnifying Party of the Third Party Claim in writing and in reasonable detail describing the basis for any claim for indemnification hereunder, referring to the provisions of this Agreement or any Ancillary Agreement in respect of which such right of indemnification is claimed by such Indemnitee or arises and including copies of all Third Party written notices and documents received by the Claiming Party (and any or all of its Indemnitees) relating to the Third Party Claim promptly (and in any event within twenty (20) days) after receipt by such Indemnitee of written notice of the Third Party Claim; provided, however, that the failure to provide notice of any such Third Party Claim pursuant to this sentence shall not release the Indemnifying Party from any of its obligations except and solely to the extent the Indemnifying Party shall have been actually materially prejudiced as a result of such failure.  Thereafter, the Claiming Party shall deliver to the Indemnifying Party, promptly (and in any event within five (5) Business Days) after the receipt thereof by the Claiming Party (or any of its Indemnitees), copies of any and all additional Third Party written notices and documents (including court papers) received by the Claiming Party (or any of its Indemnitees) relating to the Third Party Claim.

(c)          Subject to the provisions of this Section 9.3(c), the Indemnifying Party has the right, exercisable by written notice to the Claiming Party within thirty (30) days after receipt of notice from the Claiming Party pursuant to Section 9.3(b), to assume and conduct the defense (including, subject to the conditions of this Section 9.3(c), settlement) of such Third Party Claim in accordance with the limits set forth in this Agreement with counsel selected by the Indemnifying Party and reasonably acceptable to the applicable Indemnitees.  If the Indemnifying Party does not assume the defense of a Third Party Claim in accordance with this Section 9.3(c), the Indemnitee may defend the Third Party Claim.  If the Indemnifying Party has assumed the defense of a Third Party Claim as provided in this Section 9.3(c), the Indemnifying Party shall not be liable for any legal expenses subsequently incurred by the Indemnitee in connection with the defense of the Third Party Claim; provided, however, that if (w) in the reasonable judgment of the Indemnitee, after consultation with outside counsel, there exists a conflict of interest between the Indemnifying Party and the applicable Indemnitee(s) in the defense of such Third Party Claim by the Indemnifying Party, (x) the party making such Third Party Claim is a Governmental Entity with regulatory or other authority over the Indemnitee or any of its material assets, (y) the Third Party Claim seeks injunctive or other nonmonetary relief that, if granted, would reasonably be expected to have a material and adverse effect on the Indemnitee’s business or (z) the Indemnifying Party fails to take reasonable steps necessary to defend diligently such Third Party Claim, the Indemnitee may assume its own defense, and the Indemnifying Party shall be liable for all reasonable costs or expenses paid or incurred in connection with such defense.  The Indemnifying Party or the Indemnitee, as the case may be, has the right to participate in (but, subject to the prior sentence, not control), at its own expense, the defense of any Third Party Claim that the other Person is defending as provided in this Agreement.  The Indemnifying Party, if it has assumed the defense of any Third Party Claim as provided in this Agreement, may not, without the prior written consent of the Indemnitee (not to be unreasonably withheld, conditioned or delayed), consent to a settlement or compromise of, or the entry of any judgment arising from, any such Third Party Claim.  The Indemnitee may consent to a settlement or compromise of, or the entry of any judgment arising from, any Third Party Claim, the defense of which has not been assumed by the Indemnifying Party, only with the prior written consent of the Indemnifying Party, not to be unreasonably withheld, conditioned or delayed.

(d)          The Claiming Party and the Indemnifying Party shall (and the Claiming Party shall cause the applicable Indemnitee(s) to) make reasonably available to each other and their respective agents and representatives all relevant records available to them that are necessary or appropriate for the defense of any Third Party Claim, subject to any bona fide claims of attorney-client privilege, and each of the Indemnifying Party and the Claiming Party shall use its reasonable efforts to assist, and to cause the employees and counsel of such party to assist, in the defense of such Third Party Claim.  If a Party asserts its right to participate in the defense and investigation of any Third Party Claim, the Party controlling the defense and investigation of such Third Party Claim shall act in good faith and reasonably consult and cooperate with the Indemnitee or the Indemnifying Party, as the case may be, in connection with any appearances, briefs, arguments and proposals made or submitted by or on behalf of any party in connection with the Third Party Claim (including considering in good faith all reasonable additions, deletions or changes suggested by the Indemnitee or the Indemnifying Party, as the case may be, in connection any filings made with any Governmental Entity or proposals to the Third Party claimant in connection therewith).  With respect to any Third Party Claim that implicates both Parties in any material respect due to the allocation of Liabilities, responsibilities for management of defense and related indemnities pursuant to this Agreement or any of the Ancillary Agreements, the Parties agree to use commercially reasonable efforts to cooperate fully and maintain a joint defense (in a manner that, to the extent reasonably practicable, will preserve for all Parties any privilege with respect thereto).  The Party that is not responsible for managing the defense of any such Third Party Claim shall, upon reasonable request, be consulted with respect to significant matters relating thereto and may, if necessary or helpful, retain counsel to assist in the defense of such claims.  Notwithstanding the foregoing, nothing in this Section 9.3(d) shall derogate from a Party’s right to control the defense of any Action in accordance with Section 9.3.

(e)          Each of the Parties agrees that at all times from and after the Closing, if an Action is commenced by a Third Party naming two (2) or more Parties (or any member of such Parties’ respective Groups) as defendants and with respect to which one or more named Parties (or any member of such Party’s Group) is a nominal defendant and/or such Action is related solely to an Asset or Liability that the other Party has been assigned under this Agreement, any Ancillary Agreement or any Assumed Contract, then the other Party or Parties shall use commercially reasonable efforts to cause such nominal defendant to be removed from such Action, as soon as reasonably practicable.

Section 9.4.          Indemnification Obligations Net of Insurance Proceeds and Other Amounts.

(a)          Any recovery by any Party (including any of its Indemnitees) for any Indemnifiable Loss subject to indemnification pursuant to this Article IX shall be calculated (i) net of Insurance Proceeds actually received by such Party (or any of its Indemnitees) with respect to any Indemnifiable Loss, and (ii) net of any proceeds actually received by such Party (or any of its Indemnitees) from any Third Party with respect to any such Liability corresponding to the Indemnifiable Loss (“Third Party Proceeds”), in the case of (i) and (ii) net of the costs of collection thereof and any increase in premium attributable thereto under applicable Third Party policies.  Accordingly, the amount which any Indemnifying Party is required to pay pursuant to this Article IX to any Indemnitee pursuant to this Article IX shall be reduced by any Insurance Proceeds or Third Party Proceeds theretofore actually recovered by or on behalf of the Indemnitee corresponding to the related Indemnifiable Loss.  If an Indemnitee receives a payment required by this Agreement from an Indemnifying Party corresponding to any Indemnifiable Loss (an “Indemnity Payment”) and subsequently receives Insurance Proceeds or Third Party Proceeds, then the Indemnitee shall pay to the Indemnifying Party an amount equal to the excess of the Indemnity Payment received over the amount of the Indemnity Payment that would have been due if the Insurance Proceeds, or Third Party Proceeds had been received, realized or recovered before the Indemnity Payment was made.

(b)          Insurers and Other Third Parties Not Relieved.  The Parties hereby agree that an insurer or other Third Party that would otherwise be obligated to pay any amount shall not be relieved of the responsibility with respect thereto or have any subrogation rights with respect thereto by virtue of any provision contained in this Agreement or any Ancillary Agreement, and that no insurer or any other Third Party shall be entitled to a “windfall” (e.g., a benefit they would not otherwise be entitled to receive, or the reduction or elimination of an insurance coverage obligation that they would otherwise have, in the absence of the indemnification or release provisions) by virtue of any provision contained in this Agreement or any Ancillary Agreement.  Each Party shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to collect or recover, or allow the Indemnifying Party to collect or recover, or cooperate with each other in collecting or recovering, any Insurance Proceeds that may be collectible or recoverable respecting the Liabilities for which indemnification may be available under this Article IX.  Notwithstanding the foregoing, an Indemnifying Party may not delay making any indemnification payment required under the terms of this Agreement, or otherwise satisfying any indemnification obligation, pending the outcome of any Actions to collect or recover Insurance Proceeds, and an Indemnitee need not attempt to collect any Insurance Proceeds prior to making a claim for indemnification or receiving any Indemnity Payment otherwise owed to it under this Agreement or any Ancillary Agreement.

Section 9.5.          Contribution.  If the indemnification provided for in this Article IX is unavailable for any reason to an Indemnitee (other than failure to provide notice with respect to any Third Party Claims in accordance with Section 9.3(b)) in respect of any Indemnifiable Loss, then the Indemnifying Party shall, in accordance with this Section 9.5, contribute to the Indemnifiable Losses incurred, paid or payable by such Indemnitee as a result of such Indemnifiable Loss in such proportion as is appropriate to reflect the relative fault of Buyer, Buyer Parent and each other member of the Buyer Group, on the one hand, and Cyclerion, on the other hand, in connection with the circumstances which resulted in such Indemnifiable Loss.

Section 9.6.          Additional Matters; Survival of Indemnities.

(a)          The agreements contained in this Article IX shall survive the Closing.

(b)          The rights and obligations of each Party and their respective Indemnitees under this Article IX shall survive (i) the sale or other transfer by any Party or its respective Subsidiaries of any Assets or businesses or the assignment by it of any Liabilities and (ii) any merger, consolidation, business combination, sale of all or substantially all of the Assets, restructuring, recapitalization, reorganization or similar transaction involving either Party or any of its Subsidiaries.

(c)          The provisions of this Article IX shall be the sole and exclusive remedy of an Indemnitee for any monetary or compensatory damages or losses resulting from any breach of this Agreement or any Ancillary Agreement (other than the Stockholders Agreements, the Buyer Parent Purchase Agreement, the Voting Agreements and the Transition Services Agreement) and each Indemnitee expressly waives and relinquishes any and all rights, claims or remedies such Person may have with respect to the foregoing other than under this Article IX against any Indemnifying Party.

(d)          Notwithstanding the foregoing, to the extent the Stockholders Agreements, Voting Agreements or the Transition Services Agreement provide procedures for indemnification or contribution that differ from the provisions set forth in this Article IX, the terms of the Stockholders Agreements, the Buyer Parent Purchase Agreement. Voting Agreements or the Transition Services Agreement, as applicable, will govern.

(e)          Any amounts payable pursuant to this Article IX shall be paid without duplication, and in no event shall any Party receive any payment in respect of an Indemnifiable Loss or receive contribution under different provisions of any Ancillary Agreement in respect of the same Liabilities.

(f)          Any amount to be paid or reimbursed by an Indemnifying Party (or a member of such Party’s Group) to an Indemnitee pursuant to this Article IX shall be paid in accordance with the procedures set forth in Section 12.9.

(g)          All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

Section 9.7.          Nonsurvival of Representations and Warranties and Pre-Closing Covenants.  The Parties hereby agree that: (a) the respective representations and warranties of Cyclerion and Buyers and (b) the covenants and agreements which require performance prior to the consummation of the Closing, in each case contained in this Agreement or in any instrument or other document delivered pursuant to this Agreement shall expire with, and be terminated and extinguished upon, the consummation of the Closing.

ARTICLE X

ACCESS TO INFORMATION; CONFIDENTIALITY

Section 10.1.        Provision of Information.  Other than in circumstances in which indemnification is sought pursuant to Article IX (in which event the provisions of such Article IX shall govern) and subject to appropriate restrictions for Confidential Information:

(a)          Cyclerion Provision of Information and Systems Access.  During the Transition Period, and subject to compliance with the terms of this Agreement or the Ancillary Agreements, upon the prior written reasonable request by, and at the expense of, Buyers for the following specific and identified items, Cyclerion shall provide, as soon as reasonably practicable following the receipt of such request, reasonable access to: (i) information that relates to Buyer or the Purchased Assets, as the case may be; (ii) information that is necessary or reasonably useful for Buyer to comply with the terms of, or otherwise perform under, this Agreement or any Ancillary Agreement to which Cyclerion and/or Buyers are parties; (iii) copies of Cyclerion templates and form documents used in the operation of the Purchased Programs; (iv) information that is otherwise required by Buyer or reasonably useful with regard to reasonable compliance with reporting, disclosure, filing or other requirements imposed on Buyer (including under applicable securities laws) by a Governmental Entity having jurisdiction over Buyer; or (v) information that is otherwise for use in any other judicial, regulatory, administrative or other proceeding or in order to satisfy audit, accounting, claims, regulatory, Action or other similar requirements, as applicable, in each case to the extent such information is reasonably practicable to identify and extract, copies of such information, templates or forms in the possession or control of Cyclerion or its Subsidiary, but only to the extent such items so relate and are not already in the possession or control of Buyer Parent or any of its Subsidiaries, but only to the extent such items so relate and are not already in the possession or control of Cyclerion.  Nothing herein shall require Cyclerion or its Subsidiary to: (A) permit any inspection, or to disclose any information, that in the reasonable judgment of Cyclerion or the applicable Affiliate would violate any of its obligations with respect to confidentiality (but solely to the extent the applicable Party did not have access to such information prior to the consummation of the Closing), (B) permit any environmental sampling or testing, including, but not limited to sampling of soil, groundwater, surface water, air or building materials or other intrusive investigations of the real property, including, for the avoidance of doubt, any “Phase II” or other testing, (C) take any action that would cause material disruption to the business of such Party or any of its Affiliates or cause competitive harm to such Party or its Affiliates, (D) disclose any information, templates or forms that Cyclerion in its sole and absolute discretion, determines would violate any Law or Contract between Cyclerion and a Third Party (as such Contract may be amended or modified from time to time) or waive any attorney-client privilege, rights under the work product doctrine or other applicable privilege contravene any applicable Law, fiduciary duty or binding agreement or (E) disclose any information that Cyclerion reasonably determines upon the advice of counsel should not be disclosed due to its competitively sensitive nature (but solely to the extent such Party did not have access to such information prior to the consummation of the Closing), provided, that in the event that the foregoing restrictions apply, Cyclerion shall notify Buyer of any such restrictions and the request to which they apply and thereafter, Cyclerion shall use commercially reasonable efforts to provide or cause to be provided to Buyer such access or information in a manner that would not be reasonably likely, in the reasonable determination of Cyclerion’s counsel, to result in any such disruption, harm, violation or waiver.  Notwithstanding anything to the contrary contained herein, the access provided under this Section 10.1(a) may be limited to the extent Cyclerion reasonably determines, in light of the coronavirus (COVID-19) pandemic or any mutation or variation of the SARS-CoV-2 virus (taking into account any “shelter-in-place” or similar order issued by a Governmental Entity), that such access would jeopardize the health and safety of its or its Subsidiary’s and their respective Affiliates’ employees; provided, however, that Cyclerion, its Subsidiary and their respective Affiliates shall use their best reasonable efforts to allow for such access or as much of such access as is possible in a manner that does not jeopardize the health and safety of such employees.

(b)          Buyer Provision of Information.  From and after the Closing, and subject to compliance with the terms of this Agreement or the Ancillary Agreements, upon the prior written reasonable request by, and at the expense of, Cyclerion for the following specific and identified items, Buyers shall provide, as soon as reasonably practicable following the receipt of such request, reasonable access to: (i) information that relates to Cyclerion or the Excluded Assets, as the case may be; (ii) information that is necessary or reasonably useful for Cyclerion to comply with the terms of, or otherwise perform under, this Agreement or any Ancillary Agreement to which Cyclerion and/or Buyers are parties; (iii) information that is otherwise required by Cyclerion or reasonably useful with regard to reasonable compliance with reporting, disclosure, filing or other requirements imposed on Cyclerion (including under applicable securities laws) by a Governmental Entity having jurisdiction over Cyclerion; or (iv) information that is otherwise for use in any other judicial, regulatory, administrative or other proceeding or in order to satisfy audit, accounting, claims, regulatory, Action or other similar requirements, as applicable, in each case to the extent such information is reasonably practicable to identify and extract, copies of such information in the possession or control of Buyer Parent or any of its Subsidiaries.  Nothing herein shall require Buyer or any of its Subsidiaries to: (A) permit any inspection, or to disclose any information, that in the reasonable judgment of such Buyer Group company or the applicable Affiliate would violate any of its obligations with respect to confidentiality (but solely to the extent the applicable Party did not have access to such information prior to the consummation of the Closing), (B) permit any environmental sampling or testing, including, but not limited to sampling of soil, groundwater, surface water, air or building materials or other intrusive investigations of the real property, including, for the avoidance of doubt, any “Phase II” or other testing, (C) take any action that would cause material disruption to the business of such Party or any of its Affiliates or cause competitive harm to such Party or its Affiliates, (D) disclose any information, templates or forms that Buyer in its sole and absolute discretion, determines would violate any Law or Contract with a Third Party (as such Contract may be amended or modified from time to time) or waive any attorney-client privilege, rights under the work product doctrine or other applicable privilege contravene any applicable Law, fiduciary duty or binding agreement or (E) disclose any information that Buyer reasonably determines upon the advice of counsel should not be disclosed due to its competitively sensitive nature (but solely to the extent such Party did not have access to such information prior to the consummation of Closing, provided, that in the event that the foregoing restrictions apply, Buyer shall notify Cyclerion of any such restrictions and the request to which they apply and thereafter, Buyers shall use commercially reasonable efforts to provide or cause to be provided to Cyclerion such access or information in a manner that would not be reasonably likely, in the reasonable determination of Buyer’s counsel, to result in any such disruption, harm, violation or waiver.  Notwithstanding anything to the contrary contained herein, the access provided under this Section 10.1(b) may be limited to the extent Buyer reasonably determines, in light of the coronavirus (COVID-19) pandemic or any mutation or variation of the SARS-CoV-2 virus (taking into account any “shelter-in-place” or similar order issued by a Governmental Entity), that such access would jeopardize the health and safety of its or any Buyer Group companies’ and their respective Affiliates’ employees; provided, however, that Buyer, such Buyer Group company and their respective Affiliates shall use their best reasonable efforts to allow for such access or as much of such access as is possible in a manner that does not jeopardize the health and safety of such employees.

(c)          In connection with the provision of information under this Section 10.1, the providing Party shall be entitled to redact any portion of the information to the extent related to any matter other than those set forth in Section 10.1(a) and (b), respectively.  Each of Cyclerion and Buyers agree to make their respective personnel available during regular business hours to discuss the information exchanged pursuant to this Section 10.1.

Section 10.2.       Witness Services; Cooperation.  At all times from and after the Closing, each of Cyclerion, Buyer Parent and Buyer shall use its commercially reasonable efforts to make available to the other Parties, upon reasonable written request, its and its Subsidiaries’ officers, directors, employees and agents (taking into account the business demands of such individuals) as witnesses to the extent that (i) such Persons may reasonably be required to testify in connection with the prosecution or defense of any Action in which the requesting Party may from time to time be involved (except for claims, demands or Actions in which one or more members of one Group is adverse to one or more members of the other Group) and (ii) there is no conflict in the Action between the requesting Party and the other Party.  Notwithstanding any provisions of Article X to the contrary, after the Closing, each Party shall use commercially reasonable efforts to assist (or cause the other members of its Group to assist) the other with respect to any Action or potential Action upon the request of such other Party, provided that any such expenses incurred in connection therewith shall be at such other Party’s sole expense.

Section 10.3.        Reimbursement; Other Matters.  Except to the extent otherwise contemplated by this Agreement or any Ancillary Agreement, a Party providing information, access to information or services to the other Party pursuant to this Article X shall be entitled to receive from the recipient, upon the presentation of invoices therefor, payments for such amounts, relating to supplies, disbursements and other out-of-pocket expenses (which shall not include the costs of salaries and benefits of employees of such Party or any pro rata portion of overhead or other costs of employing such employees which would have been incurred by such employees’ employer regardless of the employees’ service with respect to the foregoing), as may be reasonably incurred and properly paid under applicable Law in providing such information, access to such information or services.

Section 10.4.        Confidentiality.

(a)          Except as otherwise provided herein, in any Ancillary Agreement, or in any Contract (as such Contract may be amended or modified from time to time) between a Party or its Subsidiaries, on the one hand, and their respective employees, on the other hand, each of Cyclerion, Buyer and Buyer Parent shall hold, and shall cause the other members of their respective Groups and their respective Representatives to hold, in strict confidence, with at least the same degree of care that applies to Cyclerion’s Confidential Information pursuant to policies and procedures in effect as of the Closing, and not disclose or release, or permit to be disclosed or released, all Confidential Information of the other Party that is either in the first Party’s possession (including Confidential Information in its possession prior to the Closing) or furnished by the other Party or any member of its Group or their respective Representatives at any time pursuant to this Agreement or any Ancillary Agreement, and shall not use any such Confidential Information other than for such purposes as may be expressly permitted hereunder or under any Ancillary Agreement.  If any Confidential Information is disclosed to any member of the other Party’s Group in connection with providing services to any member of such first Party’s Group under this Agreement or any Ancillary Agreement, then such disclosed Confidential Information shall be used by the applicable member of such other Party’s Group only as required to provide such services.

(b)          Notwithstanding anything the contrary in this Section 10.4, each Party may disclose, or may permit disclosure of, the other Party’s Confidential Information: (i) to its Representatives who have a need to know such information for non-commercial purposes and are informed of the obligation to hold such information confidential and in respect of whose failure to comply with such obligations, the first Party will be responsible or (ii) if any Party or any other member of its Group is required or requested to disclose any such Confidential Information by judicial or administrative process or by other requirements of Law or stock exchange rule or is advised by outside counsel in connection with an Action brought by a Governmental Entity that it is advisable to do so.  Notwithstanding the foregoing, in the event that any demand or request for disclosure of Confidential Information is made by a Third Party pursuant to clause (ii) above, each Party, as applicable, shall promptly notify (to the extent permissible by Law) the Party to whom the Confidential Information relates of the existence of such requirement or request and shall provide such affected Party a reasonable opportunity to seek an appropriate protective order or other remedy, which such Party will cooperate in obtaining to the extent reasonably practicable.  In the event that such appropriate protective order or other remedy is not obtained, the Party which faces the disclosure requirement shall furnish only that portion of the Confidential Information that is required to be disclosed and shall take commercially reasonable steps to ensure that confidential treatment is accorded such Confidential Information.

(c)          Each of Cyclerion, Buyer and Buyer Parent shall inform their respective Representatives who have or had access to the other Party’s Confidential Information of their obligation to hold such information confidential in accordance with the provisions of this Agreement.

(d)          Without limiting the foregoing, when any Confidential Information is no longer needed for the purposes contemplated by this Agreement or any Ancillary Agreement, each Party shall, at its option and as promptly as practicable after receiving a written request from the other Party, either (i) return to such other Party all such information in a tangible form (including all copies thereof and all notes, extracts or summaries based thereon) or (ii) certify to such other Party that the first Party has destroyed such information (and such copies thereof and such notes, extracts or summaries based thereon); provided, that such first Party’s Representatives may retain one (1) copy of such information to the extent required by applicable Law or professional standards, and shall not be required to destroy any such information located in back-up, archival electronic storage; provided further, that any such information so retained shall remain subject to the confidentiality provisions of this Agreement or any Ancillary Agreement.

(e)          Each Party acknowledges that it and its respective Subsidiaries may presently have and, following the Closing, may gain access to or possession of confidential or proprietary information of, or personal information relating to, Third Parties (i) that was received under confidentiality or non-disclosure agreements entered into between such Third Parties, on the one hand, and the other Party (or another member of its Group), on the other hand, prior to the Closing; or (ii) that, as between the two Parties, was originally collected by the other Party (or another member of its Group) and that may be subject to and protected by privacy, data protection or other applicable Laws.  Each Party agrees that it shall hold, protect and use, and shall cause the other members of its Group and its and their respective Representatives to hold, protect and use, in strict confidence the confidential and proprietary information of, or personal information relating to, Third Parties in accordance with privacy, data protection or other applicable Laws and the terms of any agreements that were either entered into before the Closing or affirmative commitments or representations that were made before the Closing by, between or among the other Party (or other member(s) of its Group), on the one hand, and such Third Parties, on the other hand.

(f)          Upon the consummation of the Closing, that certain Confidentiality Agreement, dated as of September 4, 2022, by and between J. Wood Capital Advisors LLC and Cyclerion shall be terminated and be of no further force and effect.

Section 10.5.        Ownership of Information.  Any information owned by one Party or any of its Subsidiaries that is provided to a requesting Party pursuant to this Article X shall be deemed to remain the property of the providing Party.  Unless expressly set forth herein, nothing contained in this Agreement shall be construed as granting a license or other rights to any Party with respect to any such information, whether by implication, estoppel or otherwise.

ARTICLE XI

DISPUTE RESOLUTION

Section 11.1.        Governing Law.  This Agreement and (except to the extent, if any, expressly set forth therein) the other Transaction Agreements, and any disputes arising hereunder or (except to the extent, if any, expressly set forth therein) thereunder or controversies related hereto, or (except to the extent, if any, expressly set forth therein) thereto, shall be governed by and construed in accordance with the internal laws, and not the laws of conflicts, of the Commonwealth of Massachusetts that apply to contracts made and performed entirely within such state.

Section 11.2.        Proceedings.  Any proceeding with respect to this Agreement or (except to the extent, if any, expressly set forth therein) any other Transaction Agreements, any matter arising out of or in connection with this Agreement or (except to the extent, if any, expressly set forth therein) any other Transaction Agreement shall be brought exclusively in the state or federal courts located in the Commonwealth of Massachusetts.  By execution and delivery of this Agreement, each Party hereby accepts for herself, himself or itself and in respect of such Person’s property, generally and unconditionally, the sole and exclusive jurisdiction of the aforesaid courts and appellate courts thereof.  Each Party irrevocably consents to service of process in any proceeding in any of the aforementioned courts by the mailing of copies thereof by registered or certified mail, postage prepaid, or by recognized overnight delivery service, to such Party at such Party’s address referred to in Section 12.5.  Each Party hereto hereby irrevocably and unconditionally waives any objection which such Person may now or hereafter have to the laying of venue of any of the aforesaid actions or proceedings arising out of or in connection with this Agreement or (except to the extent, if any, expressly set forth therein) any other Transaction Agreement brought in the courts referred to above and hereby further irrevocably waives and agrees, to the extent permitted by applicable Law, not to plead or claim in any such court that any such proceeding brought in any such court has been brought in an inconvenient forum.  Final judgment in any such proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.  Nothing herein shall affect the right of any Party hereto to serve process in any other manner permitted by Law.

Section 11.3.        Immunity.  To the extent that any Party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself, or to such Person’s property, each such Party hereto hereby irrevocably waives such immunity in respect of such Person’s obligations with respect to this Agreement or (except to the extent expressly set forth therein) any other Transaction Agreement.

Section 11.4.        Waiver of Jury Trial.  EACH PARTY HERETO, FOR HIMSELF, HERSELF OR ITSELF AND HIS, HER OR ITS AFFILIATES, HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THE ACTIONS OF THE PARTIES HERETO OR THEIR RESPECTIVE AFFILIATES PURSUANT TO THIS AGREEMENT OR (EXCEPT TO THE EXTENT EXPRESSLY SET FORTH THEREIN) ANY OTHER TRANSACTION AGREEMENT OR IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT.

ARTICLE XII

MISCELLANEOUS

Section 12.1.        Complete Agreement.  This Agreement, including the Exhibits and Disclosure Schedules, and the Ancillary Agreements shall constitute the entire agreement between the Parties with respect to the subject matter hereof and shall supersede all previous negotiations, commitments, course of dealings and writings with respect to such subject matter.  In the event of any inconsistency between this Agreement and any Disclosure Schedule hereto, the Disclosure Schedule shall prevail.  Except as otherwise provided in this Agreement, in the event and to the extent that there shall be a conflict between the provisions of this Agreement and the provisions of any Ancillary Agreement, this Agreement shall control.

Section 12.2.        Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the Parties and delivered to each of the Parties. The Agreement and any documents relating to it may be executed and transmitted to any other party by email of a PDF, which email or PDF shall be deemed to be, and utilized in all respects as, an original, wet-inked document.

Section 12.3.        Survival of Agreements.  Except as otherwise contemplated by this Agreement or any Ancillary Agreement, all covenants and agreements of the Parties contained in this Agreement and each Ancillary Agreement shall survive the Closing and remain in full force and effect in accordance with their applicable terms, provided that the covenants and agreements which require performance prior to the consummation of the Closing shall expire with, and be terminated and extinguished upon, the consummation of the Closing.

Section 12.4.        Fees, Costs and Expenses.  Except as otherwise agreed to in writing by the Parties or as set forth in Section 12.4 of the Disclosure Schedules, regardless of whether the transactions provided for in this Agreement are consummated, each Party will pay its own costs and expenses incident to this Agreement and the transactions contemplated herein.

Section 12.5.        Notices.  All notices, requests, claims, demands and other communications under this Agreement and, to the extent applicable and unless otherwise provided therein, under each of the Ancillary Agreements shall be in English, shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by email with receipt confirmed or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 12.5):

To Buyer:

JW Celtics Investment Corp.
c/o Ropes & Gray LLP
1211 Avenue of the Americas
New York, NY 10036-8704
Attn:  Suni Sreepada
Phone:  (212) 596-9960
Email: suni.sreepada@ropesgray.com

To Cyclerion:

Cyclerion Therapeutics, Inc.
245 First St, Riverview II, 18th Floor
Cambridge, MA 02142
United States
Attn: Anjeza Gjino
Phone: 857-327-8778
Email: agjino@cyclerion.com
Fax: 617-890-6595

With a copy, which shall not constitute notice to:

Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, NY 10004
Attention: Gary Simon; Scott Naturman
Email: Gary.Simon@hugheshubbard.com; Scott.Naturman@hugheshubbard.com

   Each Party may, by notice given in accordance herewith to the other Party, designate any further or different address to which subsequent notices, requests, claims, demands and other communications shall be sent.

Section 12.6.        Waivers.  The delay or failure of either Party to exercise or enforce any of its rights under this Agreement will not constitute, or be deemed to be, a waiver of those rights, nor will any single or partial exercise of any such rights preclude any other or further exercise thereof or the exercise of any other right.  No waiver of any provision of this Agreement will be effective unless it is in writing and signed by the Party against which it is being enforced.

Section 12.7.        Assignment.  No Party may assign any rights or delegate any obligations arising under this Agreement, in whole or in part, directly or indirectly, without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed), and any attempt to so assign any rights or delegate any obligations arising under this Agreement without such consent shall be void.  Notwithstanding the foregoing, no such consent shall be required for any such assignment or delegation (i) with respect to Cyclerion, to a Subsidiary of Cyclerion (so long as such Subsidiary remains a Subsidiary of Cyclerion), (ii) with respect to Buyer Parent or Buyer, to a Subsidiary of Buyer Parent (so long as such Subsidiary remains a Subsidiary of Buyer Parent) or (iii) to a bona fide Third Party in connection with a merger, reorganization, consolidation or the sale of all or substantially all of the assets of a Party so long as the resulting, surviving or transferee entity assumes all the obligations of the assigning Party by operation of Law or pursuant to an agreement in form and substance reasonably satisfactory to the non-assigning Party; provided, however, that in the case of each of the preceding clauses (i) and (ii), no assignment permitted by this Section 12.7 shall release the assigning Party from liability for the full performance of its obligations under this Agreement.

Section 12.8.        Successors and Assigns.  The provisions of this Agreement and the obligations and rights hereunder shall be binding upon, inure to the benefit of and be enforceable by (and against) the Parties and their respective successors (whether by merger, acquisition of assets or otherwise) and permitted assigns.

Section 12.9.        Payment Terms.  All payments to be made by either Cyclerion, Buyer Parent or Buyer under this Agreement shall be made in U.S. dollars.  Any amount which is not expressed in U.S. dollars shall be converted into U.S. dollars by using the exchange rate published on Bloomberg at 5:00 p.m., Eastern time, on the day before the relevant date, or in The Wall Street Journal, Eastern Edition, on such date if not so published on Bloomberg.  In the event that any indemnification payment required to be made hereunder or under any Ancillary Agreement may be denominated in a currency other than U.S. dollars, the amount of such payment shall be converted into U.S. dollars on the date notice of the claim is given to the Indemnifying Party.

Section 12.10.      Subsidiaries.  Each of the Parties shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by any Subsidiary of such Party or by any entity that becomes a Subsidiary of such Party at or after the date hereof, in each case to the extent such Subsidiary remains a Subsidiary of the applicable Party.

Section 12.11.      Third Party Beneficiaries.  Except (i) as provided in Article IX relating to Indemnitees and (ii) as specifically provided in any Ancillary Agreement, this Agreement is solely for the benefit of the Parties and shall not be deemed to confer upon any Person other than the Parties any remedy, claim, liability, reimbursement, cause of Action or other right beyond any that exist without reference to this Agreement.

Section 12.12.      Bulk Sales.  Each of the Parties hereby waive compliance by itself and each and every member of such Party’s respective Group with the requirements and provisions of any “bulk-sale” or “bulk transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the Purchased Assets to Buyer or any member of the Buyer Group.

Section 12.13.      Titles and Headings.  Titles and headings to sections herein are inserted for the convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

Section 12.14.      Exhibits and Disclosure Schedules.

(a)          The Exhibits and Disclosure Schedules shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein.

(b)          The disclosure of any matter, or reference to any Contract, in any Section of the Disclosure Schedules to this Agreement shall not be deemed to constitute an admission by Cyclerion, Buyer Parent or Buyer, or any member of such Party’s respective Group, or to otherwise imply that any such matter or Contract is material for the purposes of this Agreement and shall not affect the interpretation of such term for the purposes of this Agreement.  In particular, (a) certain matters may be disclosed on the Disclosure Schedules that may not be required to be disclosed because of certain minimum thresholds or materiality standards set forth in this Agreement, (b) the disclosure of any such matter does not mean that it meets or surpasses any such minimum thresholds or materiality standards, and (c) no disclosure in the Disclosure Schedules relating to any possible breach or violation of any Contract or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred.  In no event shall the listing of such matters in any Section of the Disclosure Schedules be deemed or interpreted to expand the scope of any of Cyclerion’s, Buyer Parent’s or Buyer’s representations and warranties contained in this Agreement.  Each Section of the Disclosure Schedules is qualified in its entirety by reference to specific provisions of the Agreement and does not constitute, and shall not be construed as constituting, representations, warranties or covenants of Cyclerion, Buyer Parent or Buyer, or any member of such Party’s respective Group, or their respective Affiliates, except as and to the extent provided in this Agreement.  Matters reflected in any Section of the Disclosure Schedule are not necessarily limited to matters or Contracts required by this Agreement to be disclosed in such Disclosure Schedules.  Regardless of the existence or absence of cross-references, any information disclosed in any Section of the Disclosure Schedules shall be deemed fully disclosed for the purposes of all Sections of the Disclosure Schedules and shall be deemed to qualify all representations and warranties of Cyclerion, Buyer Parent or Buyer to which it is reasonably apparent on the face of such disclosure that such disclosure is or can reasonably be expected to be pertinent.  The section headings in the Disclosure Schedules are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any information disclosed herein or any provision of this Agreement.  All attachments to the Disclosure Schedules are incorporated by reference into the Section of the Disclosure Schedules in which they are directly or indirectly referenced.  The information contained in the Disclosure Schedules is in all events subject to Section 10.4 and Section 12.16.

Section 12.15.      Severability.  In the event any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby.  The Parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

Section 12.16.      Public Announcements.  From and after the date hereof, Cyclerion, Buyer and Buyer Parent shall consult with each other before issuing, and each shall give the other the opportunity to review and comment upon, that portion of any press release or other public statement, including a public statement made to its investors, that relates to the transactions contemplated by this Agreement or the Ancillary Agreements, and shall not issue any such press release or make any such public statement prior to such consultation, except (a) as may be required by applicable Law, court process or obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system; or (b) for disclosures made that are substantially identical to disclosure contained in any prior written public statement not made in violation of this Section 12.16.

Section 12.17.      Specific Performance.  The Parties hereby expressly recognize and acknowledge that irreparable damage would result, no adequate remedy at law would exist, and damages would be difficult to determine in the event that any provision of this Agreement is not performed in accordance with its specific terms or otherwise breached. Therefore, in addition to, and not in limitation of, any other remedy available to any Party hereto, a party under this Agreement will be entitled to specific performance of the terms hereof and injunctive relief, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required. Such remedies, and any and all other remedies provided for in this Agreement, will, however, be cumulative in nature and not exclusive and will be in addition to any other remedies whatsoever which any Party may otherwise have. Each of the Parties hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. Each of the Parties hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each Party hereby further agrees that in the event of any action by any other Party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.

Section 12.18.      No Recourse.  Other than with respect to claims involving actual fraud, this Agreement may only be enforced against, and any Action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto. Except to the extent they are a named party to this Agreement and other than with respect to claims involving actual fraud, no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any Liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of Cyclerion, Buyer Parent or Buyer under this Agreement (whether for indemnification or otherwise) or of or for any Action based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

Section 12.19.      Interpretation.  The Parties have participated jointly in the negotiation and drafting of this Agreement.  This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

Section 12.20.      No Admission of Liability.  The allocation of Assets and Liabilities herein (including on the Disclosure Schedules hereto) is solely for the purpose of allocating such Assets and Liabilities between Cyclerion and Buyers and is not intended as an admission of liability or responsibility for any alleged Liabilities vis-à-vis any Third Party.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

JW CELTICS INVESTMENT CORP.

By:	/s/ Jason Wood
	Name:	Jason Wood
	Title:	Director

JW CYCLE, INC.

By:	/s/ Jason Wood
	Name:	Jason Wood
	Title:	Director

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

CYCLERION THERAPEUTICS, INC.

By:	/s/ Cheryl Gault
	Name:	Cheryl Gault
	Title:	Chief Operating Officer